Exhibit 99.1

______________________________________________________________________________________________________

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD
ON MAY 8, 2015

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
and
MANAGEMENT INFORMATION CIRCULAR
 ________________________________________________________

This Notice and Management Information Circular,
along with accompanying materials, require your immediate attention.

If you have any questions regarding the information described in this Notice and Management Information Circular or require assistance with voting your shares, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOUR OF ALL PROPOSED RESOLUTIONS.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

March 17, 2015

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation" or "Aeterna Zentaris") will be held at the offices of Norton Rose Fulbright Canada LLP, located at 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, on Friday, May 8, 2015, at 10:30 a.m. (Montreal time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2014, together with the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to determine their compensation;

4.
to consider, and if deemed advisable, to adopt, with or without variation, a special resolution (the full text of which is set out in the accompanying management information circular) authorizing and approving the filing of Articles of Amendment to consolidate the issued and outstanding common shares of the Corporation on the basis set out in the accompanying management information circular; and

5.	to transact such other business as may properly come before the meeting.
The record date for the determination of shareholders of Aeterna Zentaris entitled to receive notice of and to vote at the meeting is March 16, 2015.
As shareholders of Aeterna Zentaris, it is very important that you read these materials carefully and vote your shares, either by proxy or in person at the meeting.
The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.
By order of the Board of Directors,

/s/ Philip A. Theodore

Philip A. Theodore
Corporate Secretary
Montreal, Quebec, Canada, March 17, 2015

Shareholders unable to attend the meeting are requested to complete and sign the enclosed form of proxy and return it in the stamped envelope provided. To be valid, proxies must reach the office of Computershare Trust Company of Canada, Share Ownership Management, 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the close of business on the date of the meeting or any adjournment or postponement thereof. The time limit for the deposit of proxies may be waived by the Chair of the Meeting without notice.
Aeterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

SECTION 1.    INTRODUCTION
This management information circular (the "Circular") is being furnished in connection with the solicitation of proxies by and on behalf of the management of Aeterna Zentaris Inc. ("we" or "our") for use at the annual meeting of our shareholders (the "Meeting") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.
In addition to solicitation by mail, our employees or our agents, we may solicit proxies by telephone or by other means. We will bear the entire cost of any such solicitation. We may also reimburse brokers and other persons holding our common shares (the "Common Shares") in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions. We have appointed The Laurel Hill Advisory Group Company ("Laurel Hill") as our soliciting agent. For this service, and other advisory services, we will pay up to CAN$30,000 and we will reimburse Laurel Hill for its out-of-pocket expenses.
Information contained in this Circular is given as of March 17, 2015 unless otherwise specifically stated. Our directors and executive officers are generally paid in their home country currency. Unless otherwise indicated, all compensation information included in this Circular is presented in US dollars and, to the extent a director or officer has been paid in a currency other than US dollars (Canadian dollars or euros), the amounts have been converted from such person's home country currency to US dollars based on the following annual average exchange rates: for the financial year ended December 31, 2014: €1.000 = US$1.329 and CAN$1.000 = US$0.905; for the financial year ended December 31, 2013: €1.000 = US$1.329 and CAN$1.000 = US$0.971; and for the financial year ended December 31, 2012: €1.000 = US$1.286 and CAN$1.000 = US$1.001.
SECTION 2.     INFORMATION CONCERNING VOTING AT THE MEETING
2.1    Your Vote is Important
As a shareholder, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. The materials are being sent to both our registered and non-registered shareholders. Please return your proxy as specified in this Circular and in the form of proxy.
2.2    Voting
You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting and at any adjournment or postponement thereof.
You can choose from among four different ways to vote your Common Shares by proxy:

1.	by telephone;

2.	by fax;

3.	on the Internet; or

4.	by mail.
The persons who are named on the form of proxy are our directors and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

2.3    How to Vote — Registered Shareholders
You are a registered shareholder if your name appears on your share certificate or on the register of shareholders maintained by our registrar and transfer agent. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
By Telephone
Voting by proxy using the telephone is only available to shareholders located in Canada and the United States. Call 1-866-732-VOTE (8683) toll-free in Canada and 1-312-588-4290 toll-free in the United States from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you choose the telephone, you cannot appoint any person other than the directors named on your form of proxy as your proxyholder.
The cut-off time for voting by telephone is 5:00 p.m. (Eastern Time) on May 6, 2015.
By Fax
Complete, date and sign your form of proxy and fax it to Computershare Trust Company of Canada, Attention: Proxy Department at 1-866-249-7775 (toll free in North America) or 416-263-9524 (international).
If you return your proxy by fax, you can appoint a person other than the directors named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form or proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
The cut-off time for voting by fax is 5:00 p.m. (Eastern Time) on May 6, 2015.
On the Internet
Go to the website www.investorvote.com and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.
You will need your Control Number located on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.
If you return your proxy via the Internet, you can appoint a person other than the Directors named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing by following the instructions online.
The cut-off time for voting over the Internet is 5:00 p.m. (Eastern Time) on May 6, 2015.
By Mail
Complete, date and sign your form of proxy and return it in the envelope provided to you or deliver it to one of Computershare's principal offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern time) on May 6, 2015 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof. A list of addresses for the principal offices of Computershare is set forth on page 34 of this Circular.
If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.
See the section titled "Completing the Form of Proxy" for more information.
In Person at the Meeting
You do not need to complete or return your form of proxy.

You will be required to register your attendance for the Meeting with the scrutineer at the registration desk.
2.4    How to Vote — Non-Registered Shareholders
The information set forth in this section should be reviewed carefully by non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by our registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.
You are a non-registered shareholder (a "Beneficial Shareholder") if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone at 1-514-982-7555 or toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.
Beneficial Shareholders will receive from their nominee either voting instruction forms or, less frequently, forms of proxy. The purpose of these forms is to permit Beneficial Shareholders to direct the voting of the Common Shares they beneficially own. Beneficial Shareholders should follow the procedures set out on the voting instruction form or form of proxy they receive. Every nominee has its own mailing procedures and provides its own return instructions to clients. The majority of nominees now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. in Canada and its counterpart in the United States ("Broadridge").
If you receive a voting instruction form from Broadridge, the voting instruction form must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted, as per your instructions, at the Meeting; or (b) arrange to have an alternate representative duly appointed by you attend the Meeting and vote your Common Shares at the Meeting.
A voting instruction form allows you to provide your voting instructions via the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.
Additionally, there are two kinds of Beneficial Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners or "OBOs"; and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners or "NOBOs".
Aeterna Zentaris may utilize the Broadridge Quickvote™ service to assist NOBOs with voting their Common Shares. NOBOs may be contracted by Laurel Hill to conveniently obtain a vote directly over the telephone.
Should a Beneficial Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Shareholder should strike out the names of the management designees and insert the Beneficial Shareholder's name in the blank space provided. In either case, Beneficial Shareholders should carefully follow the instructions of their nominee, including those regarding when and where the proxy or voting instruction form is to be delivered.
We intend to pay for proximate intermediaries to send the proxy-related materials to OBOs.
All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.
2.5    Completing the Form of Proxy
You can choose to vote "FOR" or "WITHHOLD" with respect to the election of directors and the appointment of auditors and "FOR" or "AGAINST" with respect to the Special Resolution on our proposed Share Consolidation and all other matters to be voted upon. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.
When you sign the form of proxy without appointing an alternate proxyholder, you authorize David A. Dodd and Carolyn Egbert, respectively the Chairman of our Board of Directors and Chair of our Nominating, Governance and Compensation Committee, to vote your Common Shares for you at the Meeting in accordance with your instructions.
Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.
If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting, including all amendments or variations thereto, and as he or she sees fit on any other matter that may properly come before the Meeting.
A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of show of hands.
If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer, representative or attorney must sign the form of proxy.
2.6    Changing your Vote
In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 Robert-Bourassa Boulevard, 7th Floor, Montreal, Quebec, Canada, H3A 3S8, or at our registered office, located at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.
SECTION 3.    VOTING SHARES, QUORUM AND PRINCIPAL SHAREHOLDERS
3.1    Voting Shares and Quorum
Shareholders of record on March 16, 2015 are entitled to receive notice of and vote at the Meeting. As of March 16, 2015, there were 90,557,142 issued and outstanding Common Shares. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after March 16, 2015 during usual business hours at the Montreal office of our registrar and transfer agent, Computershare, located at 1500 University Street, 7th Floor, Montreal, Quebec, H3A 3S8, as well as at the Meeting. The holders of the Common Shares are entitled to one vote for each Common Share held by them at all meetings of shareholders.
Our By-Law One provides that a quorum is present at the Meeting if the holder(s) of 10% or more of the issued and outstanding Common Shares are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting.
3.2    Principal Shareholders
As of March 16, 2015, to the knowledge of our officers and directors based on shareholders' public filings, there are no persons or entities that beneficially owned, or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.
SECTION 4.    PRESENTATION OF THE FINANCIAL STATEMENTS
Our audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013, 2012 and the auditors' report thereon will be submitted at the Meeting.
SECTION 5.    ELECTION OF DIRECTORS
Our Articles provide that our Board of Directors (the "Board") shall be composed of a minimum of five and a maximum of 15 directors. Directors are elected annually by our shareholders, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the last annual meeting of shareholders. Management proposes the six persons named in the table below (and in the form of proxy or voting instruction form enclosed together with this Circular) as candidates for election as directors. Each elected director will remain in office until termination of the next annual meeting of shareholders or until his or her successor is duly elected or appointed, unless his or her post is vacated earlier. Each of the candidates proposed by management is currently a director. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually, and thus there is no slate vote.
Our Board of Directors currently consists of seven members. Mr. José P. Dorais, one of our current directors, will not stand for re-election and will retire from our Board of Directors at the Meeting. Our Board of Directors does not intend to appoint or to propose for election an additional director following Mr. Dorais' retirement from our Board but may do so in the future.
In accordance with a majority voting policy adopted by our Board, in an uncontested election of directors, a nominee for election as a director who receives a greater number of votes "withheld" than votes "for" his or her nomination will be expected to offer to tender his or her resignation to the Board promptly following the meeting of shareholders at which the director is elected. The Nominating, Governance and Compensation Committee (the "Governance Committee") will consider such offer and make a recommendation to the Board as to whether to accept such resignation. The Board will make its final decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offers to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.
Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of the six nominees whose names are set out in the table below. Management does not foresee that any of the nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

Name and Place of Residence	Principal Occupation	Director since	Number of Common Shares Held(1)
Aubut, Marcel Quebec, Canada	Partner, Vice-Chairman of the Board BCF LLP (law firm)	1996	18,750
Dodd, David A. South Carolina, USA	Chairman, President and Chief Executive Officer Aeterna Zentaris Inc.	2013	270,333
Egbert, Carolyn(2) Texas, USA	Corporate Director	2012	192,000
Ernst, Juergen(2) Brussels, Belgium	Lead Director Aeterna Zentaris Inc. Corporate Director Former General Manager Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group)	2005	134,808
Lapalme, Pierre(3) Quebec, Canada	Corporate Director	2009	—
Limoges, Gérard(3) Quebec, Canada	Corporate Director Former Deputy Chairman of Ernst & Young LLP Canada (accounting firm)	2004	1,499
_________________________

(1)
We do not have any direct information concerning the number of Common Shares beneficially owned by the above-mentioned persons or concerning our Common Shares over which such persons exercise control or direction. This information was provided to us by the nominees individually.

(2)	Member of the Governance Committee.

(3)	Member of the Audit Committee.

To the knowledge of our directors and officers, no proposed director, except as described below:

a)	is, as at the date of this Circular or has been, within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including us) that,

i)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)
was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director:

•
Mr. Pierre Lapalme served as a director of Bioxel Pharma Inc. from October 2003 to January 2009. In December 2008, Bioxel Pharma filed a petition seeking protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and, following the court-approved sale of its assets under the CCAA in March 2009, the company made a voluntary assignment under the Bankruptcy and Insolvency Act (Canada) in April 2009.

•
Mr. Gérard Limoges served from 1999 to 2013 as a director of Supratek Pharma Inc., a company that was placed under Court protection under the CCAA in January 2009 and made a proposal that was accepted and homologated by the Court on October 30, 2009. In addition, Mr. Limoges was a director of Hart Stores Inc. when it sought protection under the CCAA on August 30, 2011. On February 27, 2012, the Quebec Superior Court sanctioned and approved the plan of compromise and arrangement filed by Hart Stores Inc. under the CCAA. Hart Stores Inc. was subject to a cease trade order issued by the Canadian securities regulatory authorities for failure to file annual and interim financial statements as well as the related management's discussion and analysis and Chief Executive Officer and Chief Financial Officer certifications within the prescribed periods.

SECTION 6.        DISCLOSURE OF COMPENSATION
6.1    Remuneration of Directors
The compensation paid to members of our Board of Directors who are not our employees (our "Outside Directors") is designed to (i) attract and retain the most qualified people to serve on the Board and its committees, (ii) align the interests of the Outside Directors with those of our shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective Outside Director. This compensation is recommended to the Board by the Governance Committee. The Governance Committee is composed of three Outside Directors, each of whom is independent, namely Ms. Carolyn Egbert (Chair), Mr. Juergen Ernst and Mr. José P. Dorais.
The Board has adopted a formal mandate for the Governance Committee, which is attached as Schedule D to this Circular and is also available on our website at www.aezsinc.com. The mandate of the Governance Committee provides that it is responsible for, among other matters, assisting the Board in developing our approach to corporate governance issues, proposing new Board nominees, overseeing the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors, making recommendations to the Board with respect to directors' compensation and generally playing a leadership role in our corporate governance practices.
In 2013, the Governance Committee retained James F. Reda and Associates ("Reda"), a division of Gallagher Benefit Services, Inc., as a compensation consultant. Reda was retained to assist the Governance Committee with (i) a review of our compensation programs, particularly our executive short-term and long-term incentive programs and (ii) a review and benchmarking of the remuneration of our Outside Directors. Reda analyzed our past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designed to deliver both cash and equity compensation components to our Outside Directors and executive officers that was competitive with the peer group of companies. Our existing Outside Director compensation structure was benchmarked against market compensation data gathered from North American biopharmaceutical companies of comparable size. See Section 6.2.1.2, "Compensation Consultant" and Section 6.3.3, "Benchmarking" for more information.
Based on the results of the benchmarking study and in light of the substantial responsibilities inherent to the position of director, Reda proposed that we increase Outside Director compensation, including both cash and equity components. Upon recommendation of the Governance Committee, the Board determined in 2013 not to implement any increase to the remuneration payable to Outside Directors and deferred further consideration of various elements of Outside Directors' compensation to a later point in time in 2014. During 2014, Mr. David A. Dodd, our President and Chief Executive Officer, was appointed Chairman of our Board of Directors. Following his appointment, our Board established the position of "Lead Independent Director" or Lead Director and fixed the compensation of the Lead Director at 40,000, payable in the Lead Director's home country currency.
6.1.1    Annual Retainers and Attendance Fees
Annual retainers and attendance fees are paid on a quarterly basis to our Outside Directors on the following basis:

Type of Compensation	Annual Compensation for the year 2014 (in units of home country currency)
Lead Director Retainer	40,000
Board Member Retainer	15,000
Board Meeting Attendance Fees	1,000 per meeting
Audit Committee Chair Retainer	15,000
Audit Committee Member Retainer	4,000
Audit Committee Meeting Attendance Fees	1,000 per meeting
Governance Committee Chair Retainer	12,000
Governance Committee Member Retainer	2,000
Governance Committee Meeting Attendance Fees	1,000 per meeting
All amounts in the above table are paid to Board and committee members in their home country currency.
The Chairman, President and Chief Executive Officer is the only member of the Board who is not an Outside Director and as such is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings.
The number of Board and committee meetings held during the year ended December 31, 2014 and the attendance records of Board and committee members are presented in Schedule A to this Circular.

6.1.2    Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to each Outside Director up to the end of the financial year ending and as at December 31, 2014:

	Option-based Awards					Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of Shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested
	(mm-dd-yyyy)	(#)	(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)	(mm-dd-yyyy)	(#)	($)
Aubut, Marcel	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	—	—	—	—
	05/09/2014	60,000	US$1.07	05/08/2021	—
Dorais, José P.	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	—	—	—	—
	05/09/2014	60,000	US$1.07	05/08/2021	—
Egbert, Carolyn	12/06/2012	7,500	US$2.17	12/05/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	—	—	—	—
	05/09/2014	60,000	US$1.07	05/08/2021	—
Ernst, Juergen	02/25/2005	2,500	CAN$30.54	02/24/2015	—	—	—	—
	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	11/14/2008	16,666	CAN$3.90	11/13/2018	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023	—
	05/09/2014	60,000	US$1.07	05/08/2021	—	—	—	—
Lapalme, Pierre	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023
	05/09/2014	60,000	US$1.07	05/08/2021	—	—	—	—
Limoges, Gérard	12/13/2005	2,500	CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	833	CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	4,166	CAN$10.92	12/10/2017	—	—	—	—
	12/08/2008	2,500	CAN$3.30	12/08/2018	—	—	—	—
	12/09/2009	3,333	CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	5,000	CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	8,333	US$10.44	12/06/2021	—	—	—	—
	05/09/2012	10,000	US$3.54	05/08/2022	—	—	—	—
	05/08/2013	5,000	US$1.86	05/07/2023	—	—	—	—
	11/27/2013	25,000	US$1.12	11/26/2023
	05/09/2014	60,000	US$1.07	05/08/2021	—	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding as at December 31, 2014.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day of the fiscal year (December 31, 2014) of CAN$0.69 and US$0.60, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

See Section 6.3.8, "Long-Term Equity Compensation of Executive Officers – Summary of the Stock Option Plan", for more details on the Stock Option Plan (as defined below).
6.1.3    Total Compensation of Outside Directors
The table below summarizes the total compensation earned by the Outside Directors during the financial year ended December 31, 2014:

Name	Fees earned ($)		Share-based Awards	Option-based Awards(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation(3)	Total
	Retainer(1)	Attendance(1)	($)	($)	($)	($)	($)	($)
Aubut, Marcel	13,582	4,539	—	51,294	—	—	—	69,415
Dorais, José P.	22,261	14,877	—	51,294	—	—	—	88,432
Egbert, Carolyn	23,429	12,500	—	51,294	—	—	25,250	112,473
Ernst, Juergen	63,913	17,445	—	51,294	—	—	3,479	136,131
Lapalme, Pierre	17,203	6,324	—	51,294	—	—	—	74,822
Limoges, Gérard	27,163	9,922	—	51,294	—	—	—	88,379
_________________________

(1)	These amounts represent the portion paid in cash to the Outside Directors and are paid in each director's home country currency.

(2)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.07 for options granted on May 9, 2014) multiplied by the Black-Scholes factor as at such date (79.90% for options granted on May 9, 2014) and the number of stock options granted on such date.

(3)	These amounts represent fees paid in cash for special tasks or overseas travelling and are also paid in each director's home country currency.
During the financial year ended December 31, 2014, we paid an aggregate amount of $261,887 in cash to all of our Outside Directors for services rendered in their capacity as directors, excluding reimbursement of out-of-pocket expenses and the value of option-based awards granted in 2014.
6.2    Compensation of Executive Officers
6.2.1    Determining Compensation
6.2.1.1    Governance Committee
Compensation of executive officers of the Corporation and its subsidiaries is recommended to the Board by the Governance Committee. The Board believes that the members of the Governance Committee collectively have the knowledge, experience and background required to fulfill such committee's mandate:
José P. Dorais — Mr. Dorais has served as a director on our Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was, until recently, a member of the Board of Directors of Alliance Films Inc. and Investissement Québec and Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.
Carolyn Egbert — Ms. Egbert has served as a director on our Board since 2012. After enjoying the private practice of law as a defense litigator in Michigan and Washington, D.C., she joined Solvay America, Inc. ("Solvay") (a chemical and pharmaceutical company) in Houston, Texas. Over the course of a twenty-year career with Solvay, she held the positions of Vice President, Human Resources, President of Solvay Management Services, Global Head of Human Resources and Senior Executive Vice President of Global Ethics and Compliance. During her tenure with Solvay, she served as a director on the Board of Directors of seven subsidiary companies. After retiring in 2010, she established a consulting business providing expertise in corporate governance, ethics and compliance, organizational development and strategic human resources. Ms. Egbert is a National Association of Corporate Directors ("NACD") Board Leadership Fellow. She has demonstrated her commitment to boardroom excellence by completing NACD's comprehensive program of study for corporate directors. She supplements her skill sets through ongoing engagement with the director community, and access to leading practices. She holds a Bachelor of Sciences degree in Biological Sciences from George Washington University, Washington D.C. and a Juris Doctor degree from Seattle University, Seattle, Washington. She also was a Ph.D. candidate in Pharmacology at both Georgetown University Medical School at Washington, D.C. and Northwestern University

Medical School at Chicago, Illinois. She remains an active member of both the Michigan State Bar and the District of Columbia Bar, Washington, D.C.
Juergen Ernst, MBA — Mr. Ernst has served as a director on our Board since 2005. As the former General Manager of the Pharmaceutical Sector of Solvay S.A. (international chemical and pharmaceutical group), Mr. Ernst has had extensive senior management experience, where, among other functions, he oversaw the human resources department. Mr. Ernst is also a member of the Board of Directors of Pharming Group N.V., a biotechnology company based in the Netherlands.
The mandate of the Governance Committee provides that it is responsible for taking all reasonable measures to ensure that appropriate human resources systems and procedures, such as hiring policies, competency profiles, training policies and compensation structures, are in place so that we can attract, motivate and retain the quality of senior management required to meet our business objectives.
The Governance Committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning matters.
Thus, the Governance Committee recommends the appointment of senior officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of such senior officers, including recommending their compensation and overseeing risk identification and management in relation to executive compensation policies and practices. The Board, which includes the members of the Governance Committee, reviews the corporate goals and objectives that are set annually and evaluates the Chief Executive Officer's performance and compensation in light of such goals and objectives.
The Governance Committee recognizes that the industry, regulatory and competitive environment in which we operate requires a balanced level of risk-taking to promote and achieve the performance expectations of executives of a specialty biopharmaceutical company that is also seeking to acquire or in-license new commercial products. The Governance Committee is of the view that our executive compensation program should not encourage senior executives to take excessive risk. In this regard, the Governance Committee recommends the implementation of compensation methods that tie a portion of senior executive compensation to our short-term and longer-term performance, as well as that of each individual executive officer and that take into account the advantages and risks associated with such compensation methods. The Governance Committee is also responsible for creating compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.
6.2.1.2    Compensation Consultant
The Governance Committee may, from time to time, engage its own independent consultant to advise it with respect to executive compensation matters. During the financial year ended December 31, 2013, the Governance Committee retained Reda to provide advice on the competitiveness and appropriateness of compensation programs for the Chief Executive Officer and our other senior executive officers, as well as with respect to the level and form of compensation payable to Outside Directors.
The fees paid to Reda for compensation consulting services during the financial year ended December 31, 2013 were $54,134. The Governance Committee did not engage a compensation consultant during the financial year ended December 31, 2014.
While the Governance Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Board upon the recommendation of the Governance Committee and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by any external compensation consultants that may be retained from time to time.
6.3    Compensation Discussion & Analysis
6.3.1    Compensation Philosophy and Objectives
Our executive compensation program is designed to attract, motivate and retain high-performing senior executives, encourage and reward superior performance and align the executives' interests with those of our shareholders by:

•	providing the opportunity for an executive to earn compensation that is competitive with the compensation received by executives employed by a group of comparable North American companies;

•	providing the opportunity for executives to participate in an equity-based incentive plan, namely a stock option plan;

•	aligning employee compensation with company corporate objectives; and

•	attracting and retaining highly qualified individuals in key positions.

6.3.2    Risk Assessment of Executive Compensation Program
The Board, through the Governance Committee, oversees the implementation of compensation methods that tie a portion of executive compensation to our short-term and longer-term performance and that of each executive officer and that take into account the advantages and risks associated with such compensation methods. In addition, the Board oversees the creation of compensation policies that are intended to reward the creation of shareholder value while reflecting a balance between our short-term and longer-term performance and that of each executive officer.
The Governance Committee has considered in general terms the concept of risk as it relates to our executive compensation program.
Base salaries are fixed in amount to provide a steady income to the executive officers regardless of share price and thus do not encourage or reward risk-taking to the detriment of other important business, operational, commercial or clinical metrics or milestones. The variable compensation elements (annual bonuses and stock options) are designed to reward each of short-term, mid-term and long-term performance. For short-term performance, a discretionary annual bonus may be awarded based on the timing and level of attainment of specific operational and corporate goals that the Governance Committee believes to be challenging, yet does not encourage unnecessary or excessive risk-taking. While our bonus payments are generally based on annual performance, a maximum bonus payment is pre-fixed for each senior executive officer and represents only a portion of each individual's overall total compensation opportunities. In exceptional circumstances, a particular executive officer may be awarded a bonus that exceeds his or her maximum pre-fixed or target bonus amount. Finally, a significant portion of executive compensation is provided in the form of stock options, which is intended to further align the interests of executives with those of shareholders. The Governance Committee believes that these awards do not encourage unnecessary or excessive risk-taking since the ultimate value of the awards is tied to our share price, and in the case of grants under the long-term incentive compensation plan, are generally subject to mid-term and long-term vesting schedules to help ensure that executives generally have significant value tied to long-term share price performance.
The Governance Committee believes that the variable compensation elements (annual bonuses and stock options) represent a percentage of overall compensation that is sufficient to motivate our executive officers to produce superior short-term, mid-term and long-term corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking unnecessary or excessive risks. The Governance Committee and the Board also generally have the discretion to adjust annual bonuses and stock option grants based on individual performance and any other factors they may determine to be appropriate in the circumstances. Such factors may include, where necessary or appropriate, the level of risk-taking a particular executive officer may have engaged in during the preceding year.
Based on the foregoing, the Governance Committee has not identified any specific risks associated with our executive compensation program that are reasonably likely to have a material adverse effect on us. The Governance Committee believes that our executive compensation program does not encourage or reward any unnecessary or excessive risk-taking behaviour.
The Board of Directors, based on the Governance Committee's recommendation, set our corporate goals at the end of 2013, which constituted the 2014 performance objectives for the Chief Executive Officer and our other executive officers. The performance objectives are not established for individual executive officers but rather by functional area(s), many of which are carried out by or fall within the responsibility of our Chairman, President and Chief Executive Officer, Chief Financial Officer and our other executive officers, including our Named Executive Officers.

Objectives for 2014		Results for 2014
Financing	Secure a minimum of $20 million additional cash	$25 million raised over the first ten months of the year.
MACRILEN™ (macimorelin)	Complete the preparations for the commercial launch of MACRILEN™ (macimorelin)	The commercial launch preparations were completed on schedule.
Zoptarelin doxorubicin ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 program	Enroll 173 patients in the Phase 3 clinical trial by the end of the first half of 2014 and a total of 345 patients by the end of the year	The targeted enrollment of patients was achieved on schedule.
AEZS-120	Finalize recommendation regarding a Phase 1 trial	As a result of additional scientific evaluation, the decision was made to place this project on hold.
Product acquisitions (acquisitions; in-licensing; promotion)	Close deal on product acquisition of existing approved products with minimum current revenues of $5 million and with a three-year revenue outlook of a minimum of $30 million	Agreement reached with Ascend Therapeutics USA LLC for the co-promotion of EstroGel®; our sales force started selling EstroGel® on November 20, 2014.
Global Resource Optimization
Develop a recommendation for the reorganization of the organization and work structure of the R&D team to increase productivity and output, with a goal of reducing the annual burn-rate by a minimum of 25%

The reorganization plans were finalized and approved and the implementation process was started, with the result that staffing will be reduced by approximately 33% by the end of the first calendar quarter of 2015.

The determination of individual performance does not involve quantitative measures using a mathematical calculation in which each individual performance objective is given a numerical weight. Instead, the Governance Committee's determination of individual performance is a subjective determination as to whether a particular executive officer substantially achieved the stated objectives or over-performed or under-performed with respect to corporate objectives that were deemed to be important to our success.
While we have not formally adopted a policy prohibiting or restricting our executive officers and directors from purchasing financial instruments, including, for greater certainty, pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds, which are designed to hedge or offset a decrease in market value of our equity securities granted as executive compensation or directors' remuneration, our executive officers and directors have not historically engaged in such financial instruments or transactions. In addition, our disclosure and trading policy requires that all "reporting insiders", including executive officers and directors, pre-clear with our Corporate Secretary each trade of our securities, which would include the entering into of any such financial instrument or transaction, hedge, swap or forward contract.
6.3.3    Benchmarking
In 2013, we benchmarked our executive compensation plan in an effort to determine whether we were achieving our objective of providing market competitive compensation opportunities. We did not repeat or update the benchmarking process in 2014 because we concluded that doing so would not provide additional meaningful data. We may repeat or update the process in the future, if changes to our circumstances suggest that embarking on the process is warranted. Information regarding the 2013 benchmarking process is presented below because we think it is useful in understanding our compensation policies and philosophy in 2014.

Reda performed the benchmarking study for us. Reda gathered data from organizations of comparable size and/or stage of development or other companies with which we compete for executive talent (the "Reference Group"). An overview of the characteristics of the Reference Group is provided in the following table:
(In millions of US$)

	Aeterna Zentaris	Reference Group
Location	North America and Europe	North America
Industries	Biopharmaceutical	Biopharmaceutical
Revenues For fiscal year ended in 2012	33.7(1)	17.5(2)
Market Capitalization As at April 30, 2013	46.1	155.0
Net Loss For fiscal year ended in 2012	20.4(1)	17.4(2)
_________________________

(1)
For the year ended December 31, 2012, as presented in our 2012 audited consolidated financial statements, which were presented in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(2)	The Reference Group for the financial year ended December 31, 2013 was selected in June 2013, and these data are based on their most recently completed fiscal year at such time.
The Reference Group used in respect of the financial year ended December 31, 2013 was composed of the following companies within the biopharmaceutical sector: Affymax Inc., Agenus Inc., Arqule Inc., Astex Pharmaceuticals Inc., Aveo Pharmaceuticals Inc., Cancer Genetics Inc., Cell Therapeutics Inc., Cleveland Biolabs Inc., Curis Inc., Galena Biopharma Inc., Helix Biopharma Corp., Immunomedics Inc., Insys Therapeutics Inc., Isoray Inc., Maxigen Inc., Merrimack Pharmaceuticals Inc., Oncogenex Pharmaceuticals Inc., Peregrine Pharmaceuticals Inc., Pharmathene Inc., Progenics Pharmaceutical Inc., Repligen Corp., Savient Pharmaceuticals Inc., Targacept Inc., Verastem Inc. and Vical Inc.
6.3.4    Positioning
Our compensation policy is for executive compensation to be generally aligned with the 50th percentile, or the mid-point, of the Reference Group. The Governance Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Governance Committee. For 2014, the total cash target payment (base salary and, if applicable or awarded in cash, annual bonus) for our executive officers was set at approximately the 50th percentile competitive range of 2013 data of the Reference Group, however, in light of the fact that a cash bonus in an amount significantly less than maximum target payout was paid to only four of our "Named Executive Officers" (defined as the Chief Executive Officer, the Chief Financial Officer and our three other most highly compensated executive officers, namely Messrs. Dodd, Turpin, Sachse, Dinges and Santorelli, the total cash compensation (base salary and annual cash bonus) paid to our executive officers with respect to 2014 fell below the 50th percentile competitive range of 2013 data of the Reference Group and, more specifically, fell at approximately the 27th percentile range of the Reference Group.
6.3.5    Compensation Elements
An executive compensation policy has been established to acknowledge and reward the contributions of our executive officers to our success and to ensure competitive compensation, so that we may benefit from the expertise required to pursue our objectives.
Our executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component is intended to serve a different function, but all elements are intended to work in concert to maximize both corporate and individual performance by establishing specific, competitive operational and corporate goals and by providing financial incentives to employees based on their level of attainment of these goals.
Our current executive compensation program is comprised of the following four basic components:

(i)	base salary;

(ii)	non-equity incentives - consisting of an annual bonus linked to both individual and corporate performance;

(iii)
long-term equity incentives - consisting solely of stock options granted under our stock option plan established for the benefit of our directors, certain executive officers and other participants as may be designated from time to time by either the Board or the Governance Committee (the "Stock Option Plan"); and

(iv)	other elements of compensation - consisting of benefits, perquisites and retirement benefits.
6.3.6    Base Salary
Salaries of our executive officers are based on a comparison with competitive benchmark positions. The starting point to determine executive base salaries is the median of executive salaries in the Reference Group. In determining individual base salaries, the Governance Committee takes into consideration individual circumstances that may include the scope of an executive's position, the executive's relevant competencies or experience and retention risk. The Governance Committee also takes into consideration the fulfillment of our corporate objectives, as well as the individual performance of the executive.
6.3.7    Short-Term Incentive Compensation
The short-term incentive compensation plan sets out the allocation of incentive awards based on the advancement of our product pipeline, the success of our commercial efforts, our financial position and the extent to which we achieved our strategic objectives.
In the case of executive officers, a program is designed to maximize both corporate and individual performance by establishing specific operational, clinical, regulatory, financial, commercial and corporate goals and to provide financial incentives to executive officers based on their level of attainment of these goals. The granting of incentives requires the approval of both the Governance Committee and the Board and is based upon an assessment of each individual's performance, as well as our performance. The underlying objectives are set at the end of each financial year as part of the annual review of corporate strategies.
For the financial year ended December 31, 2014, the Governance Committee recommended, and the Board approved the payment of bonuses to certain of our executive officers in respect of the 2014 year, as indicated below. The Governance Committee recommended, and the Board approved, the grant of long-term incentive stock options to our executive officers in respect of the 2014 year in the amounts described below.
In making decisions related to the short-term incentive compensation for the Named Executive Officers during the most recently completed financial year, the conclusions of the Governance Committee were based, in part, on the goals and results for 2014, as described in the Section captioned "Risk Assessment of Executive Compensation Program".
Mr. Turpin's 2014 goals were aligned with our overall objectives, with an emphasis on securing financing for our continued operations. In respect of the 2014 year, the Governance Committee determined that Mr. Turpin's individual performance surpassed his pre-fixed objectives. Under Mr. Turpin's financial direction, we raised approximately $25 million of equity financing, which enabled us to end the year with cash and cash equivalents that significantly exceeded the budgeted amount. In light of the foregoing, the Governance Committee determined that Mr. Turpin's contributions to the achievement of our goals merited a cash bonus in the amount of CAN$25,000, representing 21% of his maximum target bonus amount.
Dr. Sachse's 2014 goals were aligned with our overall objectives, with an emphasis on reorganizing and strengthening the research and development team in our Frankfurt, Germany office. He also played a key role in eliminating deficiencies in the performance schedule for our Phase 3 clinical trial of zoptarelin doxorubicin. In light of his contributions, the Governance Committee determined that Dr. Sachse should receive a cash bonus in the amount of €50,000, representing 50% of his maximum target bonus amount.
Mr. Dinges' 2014 goals were aligned with our overall objectives, with an emphasis on establishing our commercial operation so that we could begin selling products that we develop, in-license or co-promote. Under Mr. Dinges' leadership, we established a sales force and began co-promoting our first product in the fourth quarter of 2014. In light of the foregoing, the Governance Committee determined that Mr. Dinges' contributions to the achievement of our goals merited a cash bonus in the amount of US$25,000, representing 26% of his maximum target bonus amount.
The Governance Committee did not award bonuses to any of our other Named Executive Officers, other than Mr. Dodd, whose compensation is described below in the section captioned "Compensation of the Chief Executive Officer".
6.3.8    Long-Term Equity Compensation Plan of Executive Officers
The long-term component of the compensation of our executive officers is based exclusively on the Stock Option Plan, which permits the award of a number of options based on the contribution of the officers and their responsibilities. To encourage retention and focus management on developing and successfully implementing our continuing growth strategy, stock options have historically vested over a period of three years, with the first third vesting on the first anniversary of the date of grant. However, the vesting schedule for certain stock options granted to senior executives in the financial years ended December 2012, 2011, 2010 and 2009 was accelerated from three years to eighteen months since a portion of these grants was intended to serve as a partial or total replacement for cash bonuses. In December 2013, the Governance Committee and the Board determined that going forward, all stock options would vest over a period of three years with the first third vesting on the first anniversary of the date of grant. Stock options are usually granted to executive officers in December of each year.
Summary of the Stock Option Plan
We established the Stock Option Plan in order to attract and retain directors, officers, employees and suppliers of ongoing services, who will be motivated to work towards ensuring our success. The Board has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges and quotation systems on which our securities are then traded and with all relevant securities legislation.
The Stock Option Plan provides that the sole persons eligible to receive grants under the Stock Option Plan (each, a "Participant") shall be: (i) our most senior executive officers, including the persons occupying the positions of Chief Executive Officer, Chief Financial Officer, Chief Scientific Officer, Chief Commercial Officer, Chief Administrative Officer and Chief Compliance Officer; (ii) such other of our executive officers or executive officers of our subsidiaries that may, from time to time, report directly to the Chief Executive Officer; (iii) the non-employee, independent members of the Board; and (iv) such other of our officers or employees or the officers or employees of any of our subsidiaries, as the case may be, or suppliers of ongoing services, as may be expressly designated by resolution of the Board or the Governance Committee.
The maximum number of Common Shares issuable under the Stock Option Plan is fixed at 11.4% of the issued and outstanding Common Shares at any given time, which, as of March 16, 2015, represented 10,323,514 Common Shares. There were 3,885,200 options outstanding under the Stock Option Plan representing approximately 4.3% of all issued and outstanding Common Shares on March 16, 2015.
Under the Stock Option Plan, (i) the number of securities issuable to insiders, at any time, or issued within any one-year period, under all of our security-based compensation arrangements, cannot exceed 10% of our issued and outstanding securities and (ii) no single Participant may hold options to purchase, from time to time, more than 5% of our issued and outstanding Common Shares. In addition: (i) the aggregate fair value of options granted under all of our security-based compensation arrangements to any one of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, cannot exceed US$100,000 valued on a Black-Scholes basis and as determined by the Governance Committee; and (ii) the aggregate number of securities issuable to all of our Outside Directors entitled to receive a benefit under the Stock Option Plan, within any one-year period, under all of our security-based compensation arrangements, cannot exceed 1% of its issued and outstanding securities.
Options granted under the Stock Option Plan may be exercised at any time within a maximum period of seven or ten years following the date of their grant (the "Outside Expiry Date"), depending on the date of grant. The Board or the Governance Committee, as the case may be, designates, at its discretion, the specific Participants to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such option grants, the grant date, the exercise price of each option, the Outside Expiry Date and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. The price at which the Common Shares may be purchased may not be lower than the greater of the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day preceding the date of grant of the option. Options granted under the Stock Option Plan shall vest in equal tranches over a three-year period (one-third each year, starting on the first anniversary of the grant date) or as otherwise determined by the Board or the Governance Committee, as the case may be.
Unless the Board or the Governance Committee decides otherwise, Participants cease to be entitled to exercise their options under the Stock Option Plan: (i) immediately, in the event a Participant who is an officer or employee resigns or voluntarily leaves his or her employment or his or her employment is terminated with cause and, in the case of a Participant who is a non-employee director of us or one of our subsidiaries, the date on which such Participant ceases to be a member of the relevant Board of Directors; (ii) six months following the date on which employment is terminated as a result of the death of a Participant who is an officer or employee and, in the case of a Participant who is an Outside Director, six months following the date on which such Participant ceases to be a member of the Board of Directors by reason of death; (iii) 90 days following the date on which a Participant's employment is terminated for a reason other than those mentioned in (i) or (ii) above including, without limitation, upon the disability, long-term illness, retirement or early retirement of the Participant; and (iv) where the Participant is a service supplier, 30 days following the date on which such Participant ceases to act as such, for any cause or reason (each, an "Early Expiry Date").

The Stock Option Plan also provides that, if the expiry date of one or more options (whether an Early Expiry Date or an Outside Expiry Date) occurs during a "blackout period" or within the seven business days immediately after a blackout period imposed by us, the expiry date will be automatically extended to the date that is seven business days after the last day of the blackout period. For the purposes of the foregoing, "blackout period" means the period during which trading in our securities is restricted in accordance with our corporate policies.
Participants may not assign their options (nor any interest therein) other than by will or in accordance with the applicable laws of estates and succession.
If: (i) we accept an offer to amalgamate, merge or consolidate with any other entity (other than one of our wholly-owned subsidiaries) or to sell or license all or substantially all of our assets to any other entity (other than one of our wholly-owned subsidiaries); (ii) we sign a support agreement in customary form pursuant to which the Board agrees to support a takeover bid and recommends that our shareholders tender their Common Shares to such takeover bid; or (iii) holders of greater than 50% of our then outstanding Common Shares tender all of their Common Shares to a takeover bid made to all of the holders of the Common Shares to purchase all of the then issued and outstanding Common Shares, then, in each case, all of the outstanding options shall, without any further action required to be taken by us, immediately vest. Each Participant shall thereafter be entitled to exercise all of such options at any time up to and including, but not after the close of business on that date which is ten days following the Closing Date (as defined below). Upon the expiration of such ten-day period, all rights of the Participant to such options or to the exercise of same (to the extent not already exercised) shall automatically terminate and have no further force or effect whatsoever. "Closing Date" is defined to mean (x) the closing date of the amalgamation, merger, consolidation, sale or license transaction in the case of clause (i) above; (y) the first expiry date of the takeover bid on which each of the offeror's conditions are either satisfied or waived in the case of clause (ii) above; or (z) the date on which it is publicly announced that holders of greater than 50% of our then outstanding Common Shares have tendered their Common Shares to a takeover bid in the case of clause (iii) above.
The Stock Option Plan provides that the following amendments may be made to the plan upon approval of each of the Board and our shareholders as well as receipt of all required regulatory approvals:

•
any amendment to Section 3.2 of the Stock Option Plan (which sets forth the limit on the number of options that may be granted to insiders) that would have the effect of permitting, without having to obtain shareholder approval on a "disinterested vote" at a duly convened shareholders' meeting, the grant of any option(s) under the Stock Option Plan otherwise prohibited by Section 3.2;

•	any amendment to the number of securities issuable under the Stock Option Plan (except for certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications);

•	any amendment which would permit any option granted under the Stock Option Plan to be transferable or assignable other than by will or in accordance with the applicable laws of estates and succession;

•	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

•	the addition of a deferred or restricted share unit component or any other provision which results in employees receiving securities while no cash consideration is received by us;

•
with respect to any Participant whether or not such Participant is an "insider" and except in respect of certain permitted adjustments, such as in the case of stock splits, consolidations or reclassifications:

•	any reduction in the exercise price of any option after the option has been granted, or

•	any cancellation of an option and the re-grant of that option under different terms, or

•	any extension to the term of an option beyond its Outside Expiry Date to a Participant who is an "insider" (except for extensions made in the context of a "blackout period");

•	any amendment to the method of determining the exercise price of an option granted pursuant to the Stock Option Plan;

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to employees; and

•	any amendment to the foregoing amending provisions requiring Board, shareholder and regulatory approvals.

The Stock Option Plan further provides that the following amendments may be made to the Stock Option Plan upon approval of the Board and upon receipt of all required regulatory approvals, but without shareholder approval:

•	amendments of a "housekeeping" or clerical nature or to clarify the provisions of the Stock Option Plan;

•	amendments regarding any vesting period of an option;

•
amendments regarding the extension of an option beyond an Early Expiry Date in respect of any Participant, or the extension of an option beyond the Outside Expiry Date in respect of any Participant who is a "non-insider";

•
adjustments to the number of issuable Common Shares underlying, or the exercise price of, outstanding options resulting from a split or a consolidation of the Common Shares, a reclassification, the payment of a stock dividend, the payment of a special cash or non-cash distribution to our shareholders on a pro rata basis provided such distribution is approved by our shareholders in accordance with applicable law, a recapitalization, a reorganization or any other event which necessitates an equitable adjustment to the outstanding options in proportion with corresponding adjustments made to all outstanding Common Shares;

•	discontinuing or terminating the Stock Option Plan; and

•	any other amendment which does not require shareholder approval under the terms of the Stock Option Plan.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all awards outstanding to our Named Executive Officers as of December 31, 2014:

	Option-based Awards						Share-based Awards
Name	Issuance Date	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-money Options(2)	Issuance Date	Number of Shares or Units of shares that have Not Vested	Market or Payout Value of Share-based Awards that have Not Vested(3)
	(mm-dd-yyyy)	(#)		(CAN$ or US$)	(mm-dd-yyyy)	(CAN$ or US$)		(#)	($)
Dodd, David A.	04/15/2013	300,000	(4)	US$1.98	04/14/2023	—	—	—	—
	04/15/2013	—		—	—	—	04/15/2013	200,000(5)	—
	12/04/2014	475,000		US$0.76	12/04/2021	—	—	—	—
Turpin, Dennis	12/13/2005	8,333		CAN$21.18	12/12/2015	—	—	—	—
	01/04/2007	8,333		CAN$27.90	01/03/2017	—	—	—	—
	12/11/2007	8,333		CAN$10.92	12/10/2017	—	—	—	—
	12/09/2009	19,166		CAN$5.70	12/08/2019	—	—	—	—
	12/08/2010	9,475		CAN$9.12	12/07/2020	—	—	—	—
	12/07/2011	17,353		US$10.44	12/06/2021	—	—	—	—
	12/06/2012	84,000		US$2.17	12/05/2022	—	—	—	—
	12/04/2014	175,000		US$0.76	12/04/2021	—	—	—	—
Sachse, Richard	01/16/2014	150,000	(6)	US$1.29	01/15/2021	—	—	—	—
	12/04/2014	130,000		US$0.76	12/04/2021	—	—	—	—
Dinges, Jude	11/27/2013	150,000	(7)	US$1.12	11/26/2023	—	—	—	—
	12/04/2014	166,000		US$0.76	12/04/2021	—	—	—	—
Santorelli, Keith	05/09/2014	75,000		US$1.07	05/08/2021	—	—	—	—
	12/04/2014	30,000		US$0.76	12/04/2021	—	—	—	—
_________________________

(1)	The number of securities underlying unexercised options represents all awards outstanding at December 31, 2014.

(2)
"Value of unexercised in-the-money options" at financial year-end is calculated based on the difference between the closing prices of the Common Shares on the TSX or the NASDAQ, as applicable, on the last trading day of the year (December 31, 2014) of CAN$0.69 and US$0.60, respectively, and the exercise price of the options, multiplied by the number of unexercised options.

(3)
"Market or Payout Value of Share-based Awards that have Not Vested" at financial year-end is calculated based on the excess, if any, of the closing price of a Common Share on the last trading day of the year (December 31, 2014) over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by 200,000. See also note (5) below.

(4)	David A. Dodd was appointed President and Chief Executive Officer effective April 15, 2013 and was granted 300,000 stock options in connection with such appointment.

(5)
Pursuant to Mr. Dodd's Employment Agreement, we agreed to pay Mr. Dodd a retention bonus if he remains employed through December 31, 2015 equal to (a) the excess, if any, of the closing price of a Common Share on the last regular trading day in 2015 over $1.98, being the closing price of a Common Share on the NASDAQ on the last trading day preceding the effective date of Mr. Dodd's appointment multiplied by (b) 200,000. The share-based retention bonus will be paid in US dollars no later than March 15, 2016.

(6)	Richard Sachse was appointed Senior Vice President and Chief Scientific Officer effective January 1, 2014 and was granted 150,000 stock options in connection with such appointment.

(7)	Jude Dinges was appointed Senior Vice President and Chief Commercial Officer effective November 1, 2013 and was granted 150,000 stock options in connection with such appointment.

There are no vested share-based awards that have not yet been paid out or distributed.

6.4    Incentive Plan Awards — Value Vested or Earned During the Year
The following table shows the incentive plan awards value vested or earned for each Named Executive Officer for the financial year ended December 31, 2014.

Name	Option-based awards — Value vested during the year(1)	Share-based awards — Value vested during the year	Non-equity incentive plan compensation — Value earned during the year
	($)	($)	($)
Dodd, David A.	—	—	100,000
Turpin, Dennis	—	—	22,013
Sachse, Richard	—	—	62,463
Dinges, Jude	—	—	25,000
Santorelli, Keith	—	—	—
_________________________

(1)
Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the NASDAQ and the exercise price on such vesting date.

6.5    Other Forms of Compensation
6.5.1    Benefits and Perquisites
Our executive employee benefits program also includes life, medical, dental and disability insurance. Several of our executive officers also receive a car allowance as a perquisite. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations in the life sciences industry.
6.5.2    Employer Contribution to Employees' Retirement Plan
In 2008, the Board approved a plan whereby we would contribute to our Canadian and United States employees' retirement plans to the extent of 50% of the employee's contribution up to a maximum of $7,750 annually for Canadian employees under 50 years old and $8,750 for those in the United States. The plan also includes a contribution for employees over 49 years old up to a maximum of $10,250 for Canadian employees and $11,500 for those in the United States. The contribution amounts for our United States employees are subject to limitations imposed by the United States Internal Revenue Service on contributions to our most highly compensated employees. Employees based in Frankfurt, Germany also benefit from certain employer contributions into the employees' pension funds. Our executive officers, including the Named Executive Officers, are eligible to participate in such employer-contribution plans to the same extent and in the same manner as all other employees.

6.5.3    Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for each of the Named Executive Officers for services rendered in all capacities during each of the financial years ended December 31, 2014, 2013 and 2012.
SUMMARY COMPENSATION TABLE

						Non-equity incentive plan compensation
Name and principal position	Years	Salary		Share based awards	Option based awards(1)	Annual incentive plan	Long-term incentive plans	Pension Value	All other compensation(2)		Total compensation
		($)		($)	($)	($)	($)	($)	($)		($)
Dodd, David A. Chairman, President and Chief Executive Officer	2014	475,000		—	291,914	100,000	—	—	11,500	(5)	878,414
	2013	328,846	(3)	414,048 (4)	474,606	50,000	—	—	11,500	(5)	1,279,000
	2012	—		—	—	—	—	—	—		—
Turpin, Dennis Senior Vice President and Chief Financial Officer	2014	309,299		—	107,547	22,013	—	—	4,403	(5)	443,262
	2013	331,652		—	—	66,677	—	—	4,763	(5)	403,092
	2012	341,605		—	149,787	—	—	—	—		491,392
Sachse, Richard Senior Vice President, Chief Scientific Officer and Chief Medical Officer	2014	265,752		—	235,017	62,463	—	—	27,239	(5)	590,471
	2013	—		—	—	—	—	—	—		—
	2012	—		—	—	—	—	—	—		—
Dinges, Jude Senior Vice President and Chief Commercial Officer	2014	320,000		—	102,016	25,000	—	—	11,500	(5)	458,516
	2013	121,988	(6)	—	135,542	—	—	—	2,354	(5)	259,884
	2012	—		—	—	—	—	—	—		—
Santorelli, Keith Vice President, Finance	2014	240,000		—	82,554	—	—	—	8,750	(5)	331,304
	2013	27,692	(7)	—	—	—	—	—	1,108	(5)	28,800
	2012	—		—	—	—	—	—	—		—
_________________________

(1)
The value of option-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.29 for options granted on January 16, 2014, US$1.07 for options granted on May 9, 2014 and US$0.76 for options granted on December 4, 2014) multiplied by the Black-Scholes factor as at such date (80.17% for options granted on January 16, 2014, 79.90% for options granted on May 9, 2014 and 80.86% for options granted on December 4, 2014) and the number of stock options granted on such date.

(2)
"All Other Compensation" represents perquisites and other personal benefits which, in the aggregate, amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer's total salary for the financial year ended December 31, 2014. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer, if applicable.

(3)	Represents the salary earned by and paid to Mr. Dodd following his appointment as President and Chief Executive Officer on April 15, 2013.

(4)
The value of Mr. Dodd's share-based awards represents the closing price of the Common Shares on the NASDAQ on the last trading day preceding the date of grant (US$1.98 for share appreciation rights ("SARS") granted on April 15, 2013) multiplied by the Black-Scholes factor as at such date (175,000 SARS at a factor of 54% and 200,000 SARS at a factor of 58%) and the number of SARS granted on such date.

(5)	Represents employer contributions to the executive's retirement savings plan.

(6)
Represents consultant fees paid to Mr. Dinges between May 12, 2013 and October 31, 2013 combined with the salary paid to him following his appointment as Senior Vice President and Chief Commercial Officer on November 1, 2013.

(7)	Represents the salary earned by and paid to Mr. Santorelli following his appointment as Vice President, Finance on November 11, 2013.

6.5.4    Compensation of the Chief Executive Officer
The compensation of our Chairman, President and Chief Executive Officer is governed by our executive compensation policy described in the section titled "Compensation of Executive Officers", and the Chairman, President and Chief Executive Officer participates, together with the other Named Executive Officers, in all of the Company's incentive plans.
Mr. Dodd's total earned salary during the financial year ended December 31, 2014 was $475,000, which places him at approximately 6% below the 50th percentile in the Reference Group.

Having considered Mr. Dodd's performance during the 2014 year, his significant operational and commercial experience and the fact that he is key to our continued operation and transformation, the Governance Committee recommended, and the Board approved that a cash bonus in the amount of $100,000 be awarded to Mr. Dodd in respect of the 2014 year.
For the financial year ended December 31, 2014, the Governance Committee recommended that 475,000 stock options be granted to the Mr. Dodd under the long-term equity compensation plan. The grant to Mr. Dodd is included in the table above captioned "Grants of Plan Based Awards". See Section 6.3.8, "Long-Term Equity Compensation Plan of Executive Officers – Summary of the Stock Option Plan", for a complete description of the Stock Option Plan.
6.6    Securities Authorized for Issuance under Equity Compensation Plans
The following table sets forth, as at December 31, 2014, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for further issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,891,137	3.13	3,576,898
Equity compensation plans not approved by securityholders(1)	44,028	10.29	—
Total:	3,935,165	3.21	3,576,898
_________________________

(1)
Consists entirely of compensation warrants to purchase Common Shares that we issued to an agent and certain of its representatives in connection with various public offerings of securities. Our consolidated financial statements for the financial year ended December 31, 2014 contain a description of such compensation warrants.

6.7    Performance Graph
On December 31, 2014, the closing price of a Common Share on the TSX was CAN$0.69. The following graph shows the cumulative return of a CAN$100 investment in the Common Shares made on December 31, 2009 on the TSX, compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

AEZ
S&P/TSX
300
250
200
150
100
50
0
12-31-2009
12-31-2010
12-31-2011
12-31-2012
12-31-2013
12-31-2014

	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2012	12/31/2014
Aeterna Zentaris (TSX)	CAN$100	CAN$202	CAN$184	CAN$47	CAN$29	CAN$14
S&P/TSX Composite	CAN$100	CAN$115	CAN$102	CAN$106	CAN$116	CAN$125

Our executive compensation is reviewed annually and approved by the Board upon the recommendation of the Governance Committee. The Governance Committee considers several factors in connection with its determination of appropriate levels of executive compensation, including, but not limited to, the demand for and supply of skilled professionals in the life sciences and biopharmaceutical sectors generally, an executive's individual performance, our performance (which is not necessarily tied exclusively to the trading price of the Common Shares on the TSX and the NASDAQ) and other factors discussed under Section 6.3, "Compensation Discussion & Analysis" above. In addition, during the five-year period ended December 31, 2014, we were a pre-profit biopharmaceutical company, and thus the market price of our publicly traded equity securities may not fully reflect the long-term value of our underlying assets.
The trading price of the Common Shares on the TSX and the NASDAQ is subject to fluctuation based on several factors, many of which are beyond our control and some of which are disclosed and discussed under the heading "Risk Factors" in our annual report on Form 20-F.
We also examine and consider executive compensation levels relative to certain industry peer companies comprising the Reference Group, many of which do not necessarily correspond to the market or trading price of the securities of the companies within the Reference Group.
The trend shown by the performance graph set forth above represents a moderate increase in cumulative total shareholder return until year-end 2010, followed by a decline until year-end 2014. In December 2009, the Governance Committee recommended, and the Board approved, in light of then prevailing economic and market conditions, as well as the cost-saving measures we implemented, that no cash bonuses be paid in respect of 2009 and that, for 2010, a maximum of 50% of an executive officer's bonus be paid in cash. Compensation paid to the Named Executive Officers increased by 8% in 2010 as compared to 2009, with partial cash bonus awards having been reinstated with respect to 2010. In 2011, the Governance Committee recommended, and the Board approved, that a maximum of 70% of an executive officer's bonus be paid in cash. Therefore, in 2011, the value of compensation paid to the Named Executive Officers increased by approximately 17% as compared to 2010. However, in 2012, due to the absence of cash bonus payments, the value of compensation paid to Named Executive Officers decreased by 22.5% as compared to 2011. In 2013, as a result of cash bonuses being paid only to the President and Chief Executive Officer and to the Senior Vice President and Chief Financial Officer, the value of compensation paid to Named Executive Officers decreased by 3.6% as compared to 2012 while the market price of our Common Shares on the TSX declined by 38% in 2013 in Canadian dollar terms. The value of the compensation paid to our Named Executive Officers in 2014 increased approximately 3% compared to 2013 although the market price of our Common Shares on the TSX declined by approximately 53% in Canadian dollar terms during 2014. The increase in compensation was due to, among other things, changes in our Named Executive Officers and the payment of cash bonuses to our Named Executive Officers who were responsible for significant achievements in the advancement of our strategic goal of refocusing our business.
In 2009 and increasingly in 2010, the trend of changes in compensation paid to our Named Executive Officers became more aligned with the changes to our share price, in light of then prevailing economic and market conditions. Although for the year ended December 31, 2011 the trend for shareholder return shown in the above graph does not correspond to the trend in compensation (salary and bonus) paid to our Named Executive Officers, the trend of compensation paid to our Named Executive Officers for the year ended December 31, 2012 and for the year ended December 31, 2013 was more in line with the trend for shareholder return over the same period, given the decrease in the compensation paid to our Named Executive Officers. However, the trend in compensation (salary and bonus) for the year ended December 31, 2014 did not correspond to the continued downward trend in shareholder return during that year. The downward trend in our shareholder return was largely the result of our receipt, in November 2014, of a Complete Response Letter from the FDA with respect to our New Drug Application for Macrilen™. The Governance Committee determined that payment of bonuses to certain of the Named Executive Officers was appropriate despite the continued downward trend in shareholder return because the bonus recipients were responsible for significant achievements in the advancement of our strategic goal of refocusing our business and because they were not responsible for the basis of the issuance of the Complete Response Letter.
6.8    Summary
In accordance with our executive compensation policy, a relatively significant portion of the compensation of our executive officers is tied to our performance and the responsibilities inherent in their duties. During this period of transformation, while we implement our strategy of becoming a commercially operating specialty biopharmaceutical company, the Governance Committee intends to place less emphasis on achieving a short-term correlation between executive compensation and shareholder return because the Governance Committee believes that actions being taken now by the Named Executive Officers are being done with the objective to create shareholder value over the long term. The Governance Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with our objectives, values and strategies.

If the circumstances so require, the Governance Committee may recommend employment conditions that are different from the policies in effect as well as our execution of non-standard employment contracts.
By the Nominating, Governance and Compensation Committee:
Carolyn Egbert, Chair
José P. Dorais
Juergen Ernst
SECTION 7.    EMPLOYMENT AND CHANGE OF CONTROL AGREEMENTS
We have, or one of our subsidiaries has, entered into an employment agreement or a service contract (collectively, the "Employment Agreements") with Messrs. Dodd, Turpin, Dinges and Santorelli and Dr. Sachse. The Employment Agreements provide that we will pay the executive a base salary and an annual bonus, if our economic results justify payment of a bonus and subject to the determination and approval of the Governance Committee and our Board, and that such executives will be eligible to receive long-term incentive grants in the form of stock options, which will be reviewed annually in accordance with our policies. The Employment Agreements have an indefinite term; provided, however, that Dr. Sachse's Employment Agreement will end without the need to give notice not later than the expiry of the month during which Dr. Sachse attains the minimum age of legal retirement in Germany.
The Employment Agreements of Messrs. Dodd, Turpin, Dinges and Santorelli provide that if we terminate their employment without "Cause" (or, in the case of Messrs. Dodd, Dinges and Santorelli, there is a "separation from service" within the meaning of §409A of the U.S. Internal Revenue Code of 1986, as amended (a "Separation from Service") or a resignation for "Good Reason"), then the executive will be entitled to receive, in the case of Mr. Dodd, a lump-sum payment (less applicable tax withholdings) in an amount equal to twice the sum of his then base salary, his then annual bonus, the amount of his then car allowance, plus any earned retention bonus and eighteen months of the value of the other benefits to which he is entitled (through the purchase by us of eighteen months of the coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA")). In the case of Mr. Turpin, the lump-sum payment will be equivalent to eighteen months of his then applicable base salary, 1.5 times the annual bonus of the preceding year and eighteen months of the value of the other benefits to which he is entitled. In the case of Messrs. Dinges and Santorelli, the executive is entitled to receive a lump-sum payment (less applicable tax withholdings) in an amount equal to one times the sum of his then base salary, his then annual bonus, pro-rated as applicable, any earned retention bonus, if applicable, the amount of his then car allowance, if applicable, and eighteen months of the value of the other benefits to which he is entitled (through our purchase of eighteen months of the coverage required under COBRA). In addition, in the case of Messrs. Dodd, Dinges and Santorelli, if the executive has a Separation of Service, then the executive's right to exercise all then outstanding stock options granted to him shall fully and immediately vest on the effective date of the Separation from Service.
Dr. Sachse's Employment Agreement provides that we are entitled to terminate his agreement without cause by giving him six months' prior notice effective to the end of any calendar month. During the six-month notice period, Dr. Sachse is entitled only to his salary and he has no right to receive a cash bonus or any other form of remuneration.
Furthermore, each of Messrs. Dodd, Turpin, Dinges and Santorelli shall not, for a period equal to one year following such executive's termination of employment with us, directly or indirectly, compete with us; solicit any of our clients or do anything whatsoever to induce or to lead any person to end, in whole or in part, its business relations with us; induce, attempt to induce or otherwise interfere in the relations which we have with our distributors, suppliers, representatives, agents and other parties with whom we deal; or induce, attempt to induce or otherwise solicit our personnel to leave their employment with us or hire our personnel for any enterprise in which the executive has an interest. The foregoing agreement applies in each territory in which we had "actively exploited" (as defined in each executive's employment agreement) a product during the two years preceding the date of such executive's termination of employment.
Dr. Sachse's Employment Agreement also contains a non-competition provision. Dr. Sachse is prohibited from competing with us, or any of our subsidiaries, during the term of his Employment Agreement and for a period of one year following the date of termination of his Employment Agreement. The non-competition provision prohibits Dr. Sachse from participating in any capacity whatsoever, and from having any interest whatsoever, in a business that would directly or indirectly compete with us, or with any of our subsidiaries, including a business involved in the development and commercialization of the specific endocrine therapies and oncology treatments that we, or any of our subsidiaries, are actively developing. The territory covered by Dr. Sachse's non-competition provision is the geographical areas in which a specific product had been actively exploited by us or one of our subsidiaries during the two years preceding the date of termination of his employment. The non-competition provision prohibits Dr. Sachse from performing duties for the competing business that are identical or substantially similar to those duties he performed or carried on for us during the 24 months preceding the termination of his Employment Agreement. If Dr. Sachse is unable to find a new employment because of the existence of the non-competition provision, we will pay him his base salary during a period ending on the first to occur of (i) the date on which he starts a new employment and (ii) the date on which the non-competition provision expires.
The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Provisions Value ($)(1) (2)
Dodd, David	1,662,009
Turpin, Dennis	539,540
Sachse, Richard	132,882
Dinges, Jude	434,230
Santorelli, Keith	342,909
_________________________

(1)	The termination values assume that the triggering event took place on the last business day of our financial year-end (December 31, 2014).

(2)	Value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as "incremental" payments made in connection with termination of employment.
Pursuant to his Employment Agreement, Mr. Dodd is also entitled to receive certain payments (the "Change of Control Payments") in the event (i) a "Change of Control" occurs, and (ii) during the twelve-month period following the Change of Control, either we terminate his employment without "Cause" (or there is a Separation from Service), or he terminates his employment for "Good Reason" during such period. The Change of Control Payment will equal the sum of the following amounts: (i) the equivalent of thirty-six months of his then annual base salary, (ii) an amount equivalent to twice the annual bonus, if any, which he would have been entitled to receive in the year during which the Change of Control occurred, (iii) any earned retention bonus, and (iv) an amount equivalent to 12 months of the then annual cost to provide the other benefits to which he is entitled, or our cost to purchase coverage under COBRA for such benefits, whichever is applicable. The Change of Control Payment is subject to applicable statutory withholdings. Any outstanding stock options held by Mr. Dodd shall, in such circumstances, fully and immediately vest on the date of his Separation from Service. If a Change of Control had occurred on December 31, 2014, Mr. Dodd would have been entitled to receive incremental payments in the amount of approximately $2,078,839. Such amount does not include the value of earned and unused vacation and amounts owing for expense reimbursement because such amounts are not considered as "incremental" payments made in connection with termination of employment.
For the purposes of the applicable Employment Agreements (including the annexes and schedules thereto):

•
a "Change of Control" shall be deemed to have occurred in any of the following circumstances: (i) subject to certain exceptions, upon the acquisition by a person (or one or more persons who are affiliates of one another or who are acting jointly or in concert) of a beneficial interest in our securities representing in any circumstance 50% or more of the voting rights attaching to our then outstanding securities; (ii) upon a sale or other disposition of all or substantially all of our assets; (iii) upon a plan of liquidation or dissolution of us; or (iv) if, for any reason, including our amalgamation, merger or consolidation with or into another company, the individuals who, as at the date of the relevant Employment Agreement, constituted the Board (and any new directors whose appointment by the Board or whose nomination for election by our shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors as at the date of the relevant Employment Agreement or whose appointment or nomination for election was previously so approved) cease to constitute a majority of the members of the Board;

•
termination of employment for "Cause" includes (but is not limited to) (i) if the executive commits any fraud, theft, embezzlement or other criminal act of a similar nature, and (ii) if the executive is guilty of serious misconduct or willful negligence in the performance of his duties; and

•	termination of employment by the executive officer for "Good Reason" means,

◦
in the case of Mr. Dodd, the occurrence, without his express written consent, of any of the following acts: (i) a material reduction of his total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time, provided such reduction is not warranted and due to our performance; (ii) any change in his direct reporting relationship to the Board; (iii) any reduction in his duties and responsibilities as our President and Chief Executive Officer; or (iv) a physical change of one hundred miles of more in his principal place of business;

◦
in the case of Mr. Turpin, the occurrence, without the executive's express written consent, of any of the following acts: (i) a material reduction of the executive's total compensation (including annual base salary plus annual bonus, benefits and number of stock options) as in effect on the date of his Employment Agreement or as same may be increased from time to time; (ii) a material reduction or change in the executive's duties, authority, responsibilities, accountability or a change in our business or corporate structure which materially affects his authority, compensation or ability to perform his duties or responsibilities (such as shifting from a policy-making to a policy-implementation position); (iii) a forced relocation; or (iv) a material change in the terms and conditions of the change of control provisions included in his Employment Agreement that are not otherwise contemplated by his Employment Agreement; and

◦
in the case of Mr. Dinges, the occurrence, without his express written consent, of any of the following acts: (i) a more than 25% reduction of his base annual salary as in effect on the date of his Employment Agreement or as the same may be increased from time to time, provided such reduction is not warranted and due to either our performance or failure of Mr. Dinges to achieve performance standards or objectives as determined by our President in his/her sole and absolute discretion and judgment; or (ii) a material reduction in his duties and responsibilities as our Chief Commercial Officer.

◦
in the case of Mr. Santorelli, the occurrence, without his express written consent, of any of the following acts: (i) a more than 25% reduction of his base annual salary as in effect on the date of his Employment Agreement or as the same may be increased from time to time, provided such reduction is not warranted and due to either our performance or failure of Mr. Santorelli to achieve performance standards or objectives as determined by the Senior Vice President and Chief Financial Officer in his sole and absolute discretion and judgment; or (ii) a material reduction in his duties and responsibilities as our Vice President, Finance.

SECTION 8.    APPOINTMENT OF AUDITORS AND AUDIT COMMITTEE DISCLOSURE
8.1    Appointment of Auditors
The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as our auditors and that our directors be authorized to determine their compensation upon the recommendation of the Audit Committee. PricewaterhouseCoopers LLP have acted as our auditors since the financial year ended December 31, 1993.
Unless instructed to abstain from voting with regard to the appointment of auditors, the persons whose names appear on the enclosed form of proxy will vote in favour of the appointment of PricewaterhouseCoopers LLP and the authorization of our directors to determine their compensation.
8.2    Audit Committee Disclosure
National Instrument 52-110—Audit Committees ("NI 52-110") requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members of their Audit Committees, as well as all fees paid to external auditors. We are including such required disclosure with respect to our Audit Committee both in this Circular as well as in our annual report on Form 20-F that satisfies the requirement to file an annual information form under Canadian securities legislation. The Audit Committee Charter is attached as Schedule C to this Circular and is also accessible on our website at www.aezsinc.com.
8.3    Composition of the Audit Committee
Mr. José P. Dorais, Mr. Pierre Lapalme, and Mr. Gérard Limoges, FCPA, FCA (Chairman) are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110.
8.4    Education and Relevant Experience
The education and relevant experience of each of the current members of the Audit Committee are described below.
José P. Dorais — Mr. Dorais has served as a director on our Board since 2006. Mr. Dorais is a partner of Miller Thomson LLP where he mainly practices administrative, corporate, business and international trade law. Over his 35-year career, he has worked in both the private and public sectors; in the latter he acted as Secretary to the Minister of Justice and as Secretary of the consulting committee on the Free Trade Agreement for the Quebec Provincial Government. Mr. Dorais has been a member of numerous boards of directors, including the Société des Alcools du Québec, Armand-Frappier Institute, Biochem Pharma and St-Luc Hospital in Montreal. He was until recently a member of the Board of Directors of Alliance Films Inc. and Investissement Québec and Chairman of the Board of Foster Wheeler Énergie Inc. He holds a law degree from the University of Ottawa and is a member of the Barreau du Québec.

Pierre Lapalme — Mr. Lapalme has served as a director on our Board since December 2009. Mr. Lapalme has, over the course of his career, held numerous senior management positions in various global life sciences companies. He is former Senior Vice President, Sales and Marketing for Ciba-Geigy (which subsequently became Novartis) and former Chief Executive Officer and Chairman of the Board of Rhone-Poulenc Pharmaceuticals Inc. in Canada and in North America, as well as Executive Vice President and Chief Executive Officer of Rhone-Poulenc-Rorer Inc. North America (now sanofi-aventis), where he supervised the development, manufacturing and sales of prescription products in North and Central America. Mr. Lapalme served on the Board of Directors of the National Pharmaceutical Council USA and was a member of the Board of Directors of the Pharmaceutical Manufacturers Association of Canada, where he played a leading role in reinstituting patent protection for pharmaceuticals. Until recently, he was a member of the Board and Chairman of the Board of Sciele Pharma Inc., which was acquired by Shionogi and Co. Ltd. Mr. Lapalme is currently Chairman of the Board of Biomarin Pharmaceutical Inc., Chairman of the Board of Pediapharm Inc., Chairman of the Board of GlyPharma Therapeutics and a member of the Board of Directors of Algorithme Pharma Inc., Insy's Therapeutics Inc., a Phoenix-Arizona based specialty pharma company, and GlyPharma Therapeutic Inc., a specialty pharmaceutical company based in Montréal, Canada. He studied at the University of Western Ontario and at INSEAD, France.
Gérard Limoges, C.M., FCPA, FCA — Mr. Limoges has served as a director on our Board since 2004. Mr. Limoges served as the Deputy Chairman of Ernst & Young LLP Canada until his retirement in September 1999. After a career of 37 years with Ernst & Young, Mr. Limoges has been devoting his time as a director of a number of companies. Mr. Limoges began his career with Ernst & Young in Montreal in 1962. After graduating from the Management Faculty of the Université de Montréal (HEC Montréal) in 1966, he wrote the CICA exams the same year (Honors: Governor General's Gold Medal for the highest marks in Canada and Gold Medal of the Ordre des Comptables Agréés du Québec). He became a chartered accountant in 1967 and partner of Ernst & Young in 1971. After practicing as auditor since 1962 and partner since 1971, he was appointed Managing Partner of the Montreal Office in 1979 and Chairman for Quebec in 1984 when he also joined the National Executive Committee. In 1992, he was appointed Vice Chairman of Ernst & Young Canada and the following year, Deputy Chairman of the Canadian firm. After retirement from practice at the end of September 1999, he was appointed Trustee of the School board of Greater Montreal (1999), member of the Quebec Commission on Health Care and Social Services (2000-2001) and special advisor to the Rector of the Université de Montréal and affiliate schools (2000-2003). Mr. Limoges, at the request of the Board of Directors of the Université de Montréal, participated in the selection of the Dean of the Faculty of Medicine in 2011. Mr. Limoges is also a board member or trustee and chairman of the Audit Committees of Hartco Inc. (TSX) and PROREIT (TSX). He is also a board member of various private companies and charities. Mr. Limoges became an FCPA, FCA (Fellow) in 1984 and received the Order of Canada in 2002.
8.5    Pre-Approval Policies and Procedures
Form 52-110F1 requires us to disclose whether our Audit Committee has adopted specific policies and procedures for the engagement of non-audit services and to prepare a summary of these policies and procedures. The Audit Committee Charter (attached as Schedule C to this Circular) provides that it is such committee's responsibility to approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services. The Audit Committee delegates to its Chairman the pre-approval of such non-audit fees. The pre-approval by the Chairman is then presented to the Audit Committee at its first scheduled meeting following such pre-approval.

8.6    External Auditor Service Fees
In addition to performing the audit of our consolidated financial statements and its subsidiaries, PricewaterhouseCoopers LLP provided other services to us and our subsidiaries and billed us and our subsidiaries the following fees for each of our two most recently completed financial years.

Fees	Financial Year Ended December 31, 2014 ($)	Financial Year Ended December 31, 2013 ($)
Audit Fees(1)	458,248	422,613
Audit-Related Fees(2)	92,241	218,857
Tax Fees(3)	27,661	36,332
All other Fees(4)	4,018	8,928
Total Fees:	582,168	686,730
_________________________

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by our external auditor for the audit and review of our financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions, including the review of prospectuses and prospectus supplements and the delivery of customary consent and comfort letters in connection therewith.

(3)	Refers to all fees incurred in respect of tax compliance, tax planning and tax advice.

(4)	Refers to all fees not included in audit fees, audit-related fees and tax fees.
SECTION 9.    PROPOSED SHARE CONSOLIDATION BY WAY OF ARTICLES OF AMENDMENT
9.1    Introduction
We are asking shareholders to authorize the Board of Directors to effect, in its discretion, a share consolidation (or reverse stock split) of the outstanding Common Shares, at a consolidation ratio of between 4-for-1 and 8-for-1, by filing Articles of Amendment to our articles (the "Share Consolidation"), subject to the Board of Directors' authority to decide not to proceed with the filing of the Articles of Amendment and the implementation of the Share Consolidation.
Our Board of Directors, in its discretion, may elect to effect any ratio for the Share Consolidation falling within the aforementioned range of ratios upon receipt of shareholder approval and prior to filing Articles of Amendment. Alternatively, the Board of Directors will retain the authority to determine in its discretion not to proceed with the Share Consolidation. We believe that the availability of a range of Share Consolidation ratios will provide us with the flexibility to implement the Share Consolidation in a manner designed to maximize the anticipated benefits for us and our shareholders. In determining which precise Share Consolidation ratio within the aforementioned range of ratios to implement, if any, following the receipt of shareholder approval, the Board of Directors may consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Share Consolidation on the trading market(s) for the Common Shares;

•	our ability to continue our listing on the NASDAQ;

•	the greatest overall reduction in our administrative costs; and

•	prevailing general market and economic conditions.
At the close of business on March 16, 2015, the closing price of the Common Shares on the NASDAQ was US$0.5264 and there were 90,557,142 issued and outstanding Common Shares. Based on the number of Common Shares currently issued and outstanding, immediately following the completion of the Share Consolidation, for illustrative purposes only, assuming Share Consolidation ratios of 4-for-1 and 8-for-1, we would have approximately 22,639,000 and 11,320,000 Common Shares issued and outstanding, respectively (without giving effect to the treatment of fractional shares). We do not expect the Share Consolidation itself to have any economic effect on shareholders, warrantholders or holders of stock options, except to the extent the Share Consolidation will result in fractional shares as discussed below.

9.2    Background and Reasons for the Share Consolidation
Our Board of Directors is seeking authority to implement the Share Consolidation so that we can commit to NASDAQ that we will do so, if our other efforts to avoid the delisting of our Common Shares from The NASDAQ Capital Market, on which they are currently listed and quoted for trading in the United States, are unsuccessful. We view the implementation of the Share Consolidation as a last resort to avoid delisting.
Pursuant to the requirements of NASDAQ, to remain eligible for continued inclusion on NASDAQ, a security must have a bid price of at least US$1.00 per share. On December 19, 2014, we received a letter from the NASDAQ Listing Qualifications Department indicating that the minimum closing bid price of the Common Shares had fallen below US$1.00 for 30 consecutive trading days, and therefore, we were not in compliance with NASDAQ Listing Rule 5450(a)(1) (the "Rule"). In accordance with NASDAQ Listing Rule 5810(C)(3)(a), we have a grace period of 180 calendar days, or until June 16, 2015, to regain compliance with the Rule.
We can regain compliance with the Rule if the bid price of our Common Shares closes at US$1.00 or higher for a minimum of ten consecutive business days during the grace period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least US$1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated the ability to maintain long-term compliance with the Rule. If we are unsuccessful in meeting the minimum bid requirement by June 16, 2015, NASDAQ will provide notice to us that our Common Shares will be subject to delisting from the NASDAQ Capital Market. We will be afforded an additional 180-calendar day compliance period following receipt of the delisting notice provided that on the 180th day of the first grace period: (i) the market value of our listed Common Shares (calculated by multiplying the daily closing bid price of our Common Shares by the number of our outstanding Common Shares) is at least US$1 million; (ii) we satisfy all other applicable requirements for initial listing of our Common Shares on The NASDAQ Capital Market (other than the bid-price requirement) based on our most recent public filings and market information; and (iii) we notify NASDAQ of our intent to cure the bid-price deficiency during the second 180-day compliance period by effecting a reverse stock split, if necessary. If we are unable to regain compliance with the bid-price requirement during the second 180-day compliance period, NASDAQ will issue a delisting letter to us. At that time, we may request a hearing before a NASDAQ Hearing Panel, which will stay delisting of our Common Shares. We must present a plan to regain compliance to the Hearing Panel, which plan should include implementation of the Share Consolidation in the near term. The Hearing Panel will consider our plan, so long as we commit to implement the Share Consolidation within 180 days of the issuance of the delisting letter.
9.3    Shareholder Approval Requirement for the Share Consolidation
In the event shareholders approve the Share Consolidation, it is our intention to file Articles of Amendment giving effect thereto on the basis set out in the Special Resolution reproduced under Section 9.12 below, "Special Resolution". The effective date of the Share Consolidation will be the date of issuance of the Certificate of Amendment by the Director under the Canada Business Corporations Act (the "CBCA") and such date is referred to as the "Share Consolidation Effective Date". On the Share Consolidation Effective Date, the Common Shares will be consolidated on the basis described above.
9.4    Certain Risk Factors Associated with the Share Consolidation
Reducing the number of issued and outstanding Common Shares through the Share Consolidation is intended, absent other factors, to increase the per share market price of the Common Shares; however, the market price of our Common Shares will also be based on our financial and operational results, our capital liquidity, the development of our product pipeline, market conditions, the market perception of our business and other factors, which are unrelated to the number of shares outstanding. As a result, there can be no assurance that the market price of the Common Shares will in fact increase following the Share Consolidation or will not decrease in the future, or that the minimum closing bid price of the Common Shares will meet the NASDAQ's minimum bid price requirement. Further, there can be no assurance that the Share Consolidation alone will guarantee the continued listing of the Common Shares on The NASDAQ Capital Market or that the Common Shares will not be delisted due to a failure to meet other continued listing requirements of the NASDAQ. Accordingly, the total market capitalization of our Common Shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation.
If the Share Consolidation is effected and the market price of our Common Shares declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company's common shares following a share consolidation are lower than they were before the share consolidation.

The Share Consolidation will, in all likelihood, also result in some shareholders owning "odd lots" of less than 100 Common Shares, which may make it more difficult or more costly for shareholders to sell their Common Shares.
9.5    Effects of the Share Consolidation
9.5.1    General
If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding Common Shares, based on the Share Consolidation ratio selected by the Board of Directors. Our Common Shares are currently registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we are subject to the periodic reporting and other requirements of the Exchange Act. The Share Consolidation will not affect the registration of the Common Shares under the Exchange Act or the listing of the Common Shares on the TSX. Following the Share Consolidation, except as described herein, the Common Shares will continue to be listed on The NASDAQ Capital Market and the TSX under the symbols "AEZS" and "AEZ", respectively, although the post-consolidation Common Shares will be considered a substituted listing with new CUSIP and ISIN numbers. Further, the Share Consolidation may, if implemented by the Board of Directors, occur whether or not our Common Shares continue to be listed on The NASDAQ Capital Market. If our Common Shares are listed on The NASDAQ Capital Market at the time that the Share Consolidation is implemented, we currently intend to seek to maintain listing on The NASDAQ Capital Market for the Common Shares after the Share Consolidation.
Proportionate voting rights and other rights of the holders of the Common Shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the Share Consolidation Effective Date will generally continue to hold 2% of the voting power attached to the Common Shares stock immediately after the Share Consolidation Effective Date. The number of registered shareholders will not be affected by the Share Consolidation (except to the extent any are cashed out as a result of holding fractional shares). If approved and implemented, the Share Consolidation may result in some shareholders owning "odd lots" of fewer than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board of Directors believes, however, that these potential effects are outweighed by the anticipated benefits of the Share Consolidation.
9.6    Effect of Share Consolidation on Convertible Securities
9.6.1    Effect on Stock Options
As at March 16, 2015, we had 3,885,200 outstanding options to acquire Common Shares under our Stock Option Plan. The Stock Option Plan provides that the Board of Directors may, in the context of a share consolidation, adjust the number of Common Shares underlying stock options as well as the applicable exercise price(s), provided it shall have received the requisite regulatory approvals prior to effecting such adjustments. Shareholder approval is not required in order for the Board of Directors to make the necessary adjustments to the number of Common Shares underlying stock options as well as the applicable exercise price(s) in order to give effect to the Share Consolidation.
9.6.2    Effect on Warrants
As at March 16, 2015, we had outstanding warrants to acquire 116,887,987 Common Shares (collectively, the "Warrants"). The terms of each of our outstanding Warrants require that adjustments be made to both the number of Common Shares underlying the Warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the Warrants. In addition, we will, in accordance with the terms of the Warrants and in the event the Share Consolidation is implemented, deliver to each holder of Warrants a confirmation of the post-Consolidation number of Common Shares underlying the Warrants as well as the adjusted exercise price(s).
9.7    Effect on Share Certificates
If the Share Consolidation is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one post-consolidation Common Share will be required to exchange their share certificates representing their old Common Shares for new share certificates representing the new post-consolidation Common Shares.

In the event the Share Consolidation is implemented, we (or our transfer agent) will mail to each registered shareholder a letter of transmittal addressed to us and our transfer agent, which each registered shareholder will need to sign and complete following our announcement of the Share Consolidation Effective Date. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder's Common Shares. The transfer agent will send to each registered shareholder who has sent the required documents a new share certificate representing the number of new post-consolidation Common Shares to which the registered shareholder is entitled rounded down to the nearest whole number. Until surrendered to the transfer agent, each share certificate representing Common Shares will be deemed for all purposes to represent the number of new post-consolidation Common Shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any. Beneficial shareholders should contact their intermediaries (securities brokers, dealers, banks, financial institutions, etc.) with respect to the Share Consolidation.
Until surrendered as contemplated herein, a registered shareholder's old share certificate(s) shall be deemed as of and after the Share Consolidation Effective Date to represent the number of full Common Shares resulting from the Share Consolidation. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any other distributions, if any, that may be declared and payable to holders of record following the Share Consolidation.
Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that we and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates.
REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL REQUESTED TO DO SO.
9.8    No Fractional Shares
No certificates representing fractional shares will be issued or delivered if, as a result of the Share Consolidation, a registered shareholder would otherwise become entitled to a fractional Common Share. Any and all such fractional shares will be aggregated and sold by our transfer agent and registrar on the market, with the proceeds therefrom being proportionately distributed to registered shareholders. After the Share Consolidation, then current registered shareholders will have no further interest in us with respect to their fractional Common Shares and such shareholders will not have any voting, dividend or other rights in respect of such fractional Common Shares other than the right to receive payment therefor as described herein. The elimination of fractional interests will reduce the number of post-consolidation registered shareholders to the extent that there are registered shareholders holding Common Shares that are not in a multiple of four if, for illustrative purposes only, the Share Consolidation ratio is 4-for-1. This is not, however, the purpose for which we are proposing to effect the Share Consolidation.
9.9    No Dissent Rights
Under the CBCA, shareholders do not have dissent rights with respect to the proposed Share Consolidation.
9.10    Accounting Consequences
Following the Share Consolidation, net income or loss per share, and other per share amounts, will be increased in absolute terms because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation would be recast to give retroactive effect to the Share Consolidation.
9.11    Certain Tax Consequences of the Share Consolidation
9.11.1    Certain Canadian Federal Income Tax Consequences of the Share Consolidation
The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") generally applicable to a holder of our Common Shares whose shares are consolidated pursuant to the Share Consolidation and who, for purposes of the Tax Act, and at all relevant times, is or is deemed to be a resident of Canada, holds its shares as capital property and deals at arm's length and is not affiliated with us (a "Canadian Holder").

This summary is not applicable to: (a) a Canadian Holder that is a "financial institution" as defined in Tax Act for the purposes of the mark-to-market rules; (b) a Canadian Holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; (c) a Canadian Holder that is a "specified financial institution" as defined in the Tax Act; (d) a Canadian Holder that is a corporation that has elected in the prescribed form and manner and has otherwise met the requirements to use functional currency tax reporting as set out in the Tax Act; or (e) a Canadian holder that has entered into a "derivative financial instrument" as defined in the Tax Act, in respect of Common Shares. Any such Canadian Holder to which this summary does not apply should consult its own tax advisor.
This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations"), and Canadian counsel's understanding of the current published administrative and assessing policies and practices of the Canada Revenue Agency (the "CRA") and takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), and assumes that all such Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practices, whether by judicial, governmental, administrative or legislative action or interpretation, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.
THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.
A Canadian Holder will not realize a capital gain or a capital loss as a result of the Share Consolidation, other than with respect to a cash payment received on the sale of a fractional share as discussed below. The aggregate adjusted cost base to a Canadian Holder of all its Common Shares (including any fractional share received as a result of the Share Consolidation and sold on behalf of the holder) will be the same after the Share Consolidation as it was before the Share Consolidation.
A Canadian Holder who receives a cash payment on the sale of a fractional share following the Share Consolidation will realize a capital gain (or a capital loss) to the extent that the cash received for the fractional share, net of reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such fractional share to the Canadian Holder. Generally, one-half of any capital gain (taxable capital gain) realized must be included in income and one-half of any capital loss (allowable capital loss) realized may be deducted against taxable capital gains in accordance with the detailed provisions of the Tax Act.
For the purposes of the Tax Act, all amounts relating to the acquisition and/or disposition of Common Shares must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amount arises, or such other rate of exchange as is acceptable to the CRA.
9.11.2    Certain United States Federal Income Tax Consequences of the Share Consolidation
The following discussion is a general summary of certain material U.S. federal income tax consequences of the Share Consolidation that may be relevant to holders of Common Shares that hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, as amended (the "Code"). This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations, resulting in U.S. federal income tax consequences that may differ from those discussed below. This summary is not binding on the U.S. Internal Revenue Service ("IRS"), and the IRS is not precluded from taking a position that is different from, and contrary to, the position taken in this summary. This discussion does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including, without limitation: (i) banks, insurance companies, or other financial institutions; (ii) tax-exempt organizations; (iii) retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; (iv) dealers in securities, currency or commodities; (v) regulated investment companies or real estate investment trusts and shareholders of such corporations; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes) and their partners or members; (vii) traders in securities; (viii) U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, "straddle," "conversion transaction", "constructive sale", "wash sale", "synthetic security" or other integrated or risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. expatriates; and (xii) Non-U.S. Holders (as defined below) that are controlled foreign corporations or passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO SUCH HOLDER.
For purposes of the discussion below, a "U.S. Holder" is a beneficial owner (other than a partnership) of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States, including an alien individual who is a permanent resident in the U.S. or who meets the "substantial presence" test under section 7701(b) of the Code; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of Common Shares that is an individual, corporation, estate or trust that is not a U.S. Holder.
U.S. Holders
The Share Consolidation should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Share Consolidation, except with respect to cash received in lieu of a fractional Common Share, as discussed below. A U.S. Holder's aggregate tax basis in the Common Shares received pursuant to the Share Consolidation should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional Common Share), and such U.S. Holder's holding period (i.e. acquired date) in the Common Shares received should include the holding period in the Common Shares surrendered. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. A U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Share Consolidation should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the Common Shares surrendered that is allocated to such fractional Common Share. Such capital gain or loss should be long term capital gain or loss if the U.S. Holder's holding period for the Common Shares surrendered exceeded one year at the Share Consolidation Effective Time.
Information Reporting and Backup Withholding. Information returns generally will be required to be filed with the IRS with respect to the receipt of cash in lieu of a fractional Common Share pursuant to the Share Consolidation in the case of certain U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax on the payment of such cash if the U.S. Holder is not otherwise exempt and it (i) fails to furnish a Taxpayer Identification Number ("TIN") for use in reporting information to the IRS; (ii) furnishes an incorrect TIN; (iii) is notified by the IRS that it has failed to report properly payment of interest or dividends; or (iv) fails to certify, under penalties of perjury, that it has furnished the correct TIN, that it is a U.S. person and that it is not subject to backup withholding. Under current law, the backup withholding rate is 28%. Backup withholding is not an additional tax. Any amounts withheld from a U.S. Holder under the backup withholding rules may be refunded or allowed as a credit against the U.S. Holder's federal income tax liability, if any, provided the required information is timely furnished to the IRS.
Non-U.S. Holders
Non-U.S. Holders that exchange Common Shares pursuant to the Share Consolidation generally should be subject to tax in the manner described above under "U.S. Holders," except that any capital gain realized by a Non-U.S. Holder as a result of receiving cash in lieu of a fractional Common Share generally should not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (and, if certain income tax treaties apply, is attributable to a Non-U.S. Holder's permanent establishment in the U.S.). Non-U.S. Holders subject to U.S. federal income tax with respect to gain recognized as a result of receiving cash in lieu of a fractional Common Share generally will be taxed on such gain in the same manner as if they were U.S. Holders although, under certain circumstances, foreign corporations may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
Information Reporting and Backup Withholding. In general, backup withholding and information reporting will not apply to payment of cash in lieu of a fractional Common Share to a Non-U.S. Holder pursuant to the Share Consolidation if the Non-U.S. Holder certifies in the manner required that it is a Non-U.S. Holder and neither we nor our transfer agent has actual knowledge to the contrary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that certain required information is timely furnished to the IRS. In certain circumstances the amount of cash paid to a Non-U.S. Holder in lieu of a fractional Common Share and certain other information may be reported to the IRS.

9.12    Special Resolution
The CBCA requires that any change in the number of shares of any class of shares of a corporation into a different number of shares of the same class must be approved by a special resolution of our shareholders, being a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution. The text of the Special Resolution to be voted on at the Meeting by the shareholders is set forth below:
"BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE CORPORATION THAT:

1.
the Articles of Incorporation of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares of the Corporation on the basis of no more than (A) one new Common Share for each eight existing Common Shares of the Corporation and no less than (B) one new Common Share for each four existing Common Shares of the Corporation (the "Share Consolidation"), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares of the Corporation holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares for each such fraction, such amendment to become effective at a date in the future to be determined by the Board of Directors when the Board considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than the business day immediately prior to the Corporation's next annual general meeting, subject to approval of the Toronto Stock Exchange;

2.
any director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Canada Business Corporations Act and to execute and deliver or cause to be delivered all documents and to take any action which, in the opinion of that person, is necessary or desirable to give effect to this special resolution;

3.
notwithstanding that this special resolution has been duly passed by the holders of the Common Shares of the Corporation, the directors of the Corporation may, in their sole discretion, revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares of the Corporation; and

4.
any one director or officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name of and on behalf of the Corporation, to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

The Board of Directors believes that the proposed Share Consolidation is in our best interests and therefore unanimously recommends that shareholders vote in favour of the Special Resolution. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the resolutions set forth above at the Meeting.
SECTION 10.    STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board considers good corporate governance to be important to our effective operations.We comply with applicable Canadian legislation and regulations such as National Instrument 58-101–Disclosure of Corporate Governance Practices (the "CSA Disclosure Instrument") and National Policy 58-201–Corporate Governance Guidelines (the "CSA Governance Policy") of the Canadian Securities Administrators (the "CSA"). Pursuant to the requirements of the CSA Disclosure Instrument, we set out in Schedule A to this Circular the disclosure required by the CSA Disclosure Instrument (which are set out in Form 58-101F1 of the CSA Disclosure Instrument) and provide a response to each item, which together describe how we have integrated these "best practices" of corporate governance.
SECTION 11.    INDEBTEDNESS OF DIRECTORS AND OFFICERS
Neither at any time during the financial year ended December 31, 2014 nor as at March 16, 2015 were any of the directors or officers indebted to us in respect of the purchase of our securities or otherwise. The Board has adopted a resolution formally prohibiting (i) the making of any new loans to its directors and officers, and (ii) modifying the material terms of any such then existing loans.

SECTION 12.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
We are not aware that any of our "informed persons" has had an interest in any material transaction carried out since the beginning of our last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries. Applicable securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, or who exercises control or direction over directly or indirectly, voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.
SECTION 13.    SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF SHAREHOLDERS
Shareholder proposals must be submitted no later than December 17, 2015 so that we may include them in our management information circular that will be prepared and mailed in connection with our annual meeting of shareholders in 2016.
SECTION 14.    ADDITIONAL INFORMATION
We will provide the following documents to any person or company upon request to our Chief Financial Officer, at our head office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5:

(i)
one copy of our audited annual financial statements for our most recently completed financial year together with the report of the auditors thereon and Management's Discussion and Analysis for such financial year and one copy of any interim financial statements that we published subsequent to the financial statements for our most recent financial year and Management's Discussion and Analysis thereon; and

(ii)	one copy of this Circular.
In addition, our annual report on Form 20-F (filed in Canada in lieu of an annual information form) will be available from the date of its filing with the securities commissions or similar securities regulatory authorities in Canada as well as any other document incorporated by reference in such annual report. We may require the payment of reasonable expenses if a request is received from a person who is not a holder of our securities, unless we make a distribution of our securities pursuant to a short-form prospectus, in which case such documents will be provided free of charge. Copies of our public disclosure documents, including financial statements, information circulars and annual information forms, are also available at the following websites: www.aezsinc.com, www.sedar.com and www.sec.gov. Financial information related to us is provided in our audited consolidated financial statements and Management's Discussion and Analysis thereon for the financial year ended December 31, 2014.
SECTION 15.    MAIL SERVICE INTERRUPTION
If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta Suite 600, 530, 8th Avenue SW Calgary, Alberta T2P 3S8	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 Robert-Bourassa Boulevard Montréal, Quebec H3A 3S8
Ontario 9th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 830 510 Burrard Street Vancouver, British Columbia V6C 3B9

SECTION 16.    DIRECTORS' APPROVAL
The contents and the sending of this Circular were approved by our Board of Directors.
Dated at Montreal, Quebec, Canada, March 17, 2015.

/s/ Philip A. Theodore
Philip A. Theodore
Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.	BOARD OF DIRECTORS

A.	Disclose the identity of directors who are independent.
All of the directors other than Mr. Dodd, the Chairman, President and Chief Executive Officer, namely Messrs. Aubut, Dorais, Ernst, Lapalme, Limoges and Ms. Egbert, are independent.

B.	Disclose the identity of directors who are not independent and describe the basis for that determination.
Mr. Dodd, the Chairman, President and Chief Executive Officer of the Corporation, is not independent as he is an executive officer of the Corporation.

C.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of Directors (the "Board") does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board is currently composed of a majority of independent directors, being six out of seven directors. Management is proposing six candidates for election as directors at the Meeting, of which five are independent.

D.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Name of director	Name of reporting issuer
Ernst, Juergen	Pharming Group N.V.
Lapalme, Pierre	BioMarin Pharmaceutical Inc. Pediapharm Inc.
Limoges, Gérard	Hartco Inc. PRO Real Estate Investment Trust (PROREIT)

E.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If yes, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If not, describe what the Board does to facilitate open and candid discussion amongst its independent directors.

During every regular Board meeting, there is a portion during which non-independent directors and members of management do not participate. During special Board meetings, typically all members of the Board participate for the full meeting.

F.
Disclose whether or not the Chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities. If not, describe what the Board does to provide leadership for its independent directors.

The Chairman of the Board, Mr. David A. Dodd, is not an independent director as he is an executive officer of the Corporation. Mr. Juergen Ernst, an independent director, serves as the lead independent director. The responsibilities of the Lead Director, as set forth in a Position Description for the Lead Director adopted by our Board in August 2014, are as follows: (i) to consult and to meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chairman of the Board; (ii) to represent the independent directors in discussions with the Chairman of the Board on corporate governance issues and other matters; (iii) to promote best practices and high standards of corporate governance; (iv) to assist in the process of conducting evaluations of the Board as a whole, the Committees of the Board and the contribution of the individual directors; (v) to preside at meetings of the Board of Directors when the Chairman of the Board is not present; (vi) to establish, in collaboration with the Governance Committee, the annual corporate goals and objectives of the Chief Executive Officer; (vii) in collaboration with the Chairman of the Board and the Governance Committee, to review succession planning periodically and to make recommendations with respect to appointment of senior officers, as and when required; and (viii) to consult with the Chairman of the Board regarding the agenda for meetings of the Board of Directors.

G.	Disclose the attendance record of each director for all Board meetings held since the beginning of the most recently completed financial year.

	Board	Audit Committee	Governance Committee
Marcel Aubut	5/8	N/A	N/A
David A. Dodd	8/8	N/A	N/A
José P. Dorais	8/8	4/4	6/6
Carolyn Egbert	8/8	N/A	6/6
Juergen Ernst	8/8	N/A	6/6
Pierre Lapalme	6/8	2/4	N/A
Gérard Limoges	8/8	4/4	N/A

2.	BOARD MANDATE
Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board has adopted and approved a written mandate that was revised on December 4, 2014, a copy of which is attached as Schedule B to this Circular.

3.	POSITION DESCRIPTIONS

A.
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If not, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted and approved a written description for the chair of the Board and the chair of each Board committee. The mandate of the Chairman of the Board states that he/she is responsible for the administration, development and efficient operation of the Board. The Chairman assists the President and Chief Executive Officer in overseeing the operational aspects involved in managing the Corporation. In addition, the Chairman ensures that the Board adequately discharges its mandate and that the Board's responsibilities and lines of delineation between the Board and management are well understood by the directors. The mandates of each committee chair provide that each chair's responsibility is to manage efficiently his or her respective committee. The committee chair must ensure that the committee adequately discharges its mandate. Committee chairs must report regularly to the Board on the business of their committee.

B.
Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If not, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer. The Board expects the Chief Executive Officer and the Corporation's senior management team to be responsible for the management of the Corporation's strategic and operational agenda and for the execution of the decisions of the Board.

4.	ORIENTATION AND CONTINUING EDUCATION

A.	Briefly describe what measures the Board takes to orient new directors regarding:

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer's business.

The Board ensures that every new director possesses the capacities, expertise, availability and knowledge required to fill this position. In addition, the Chairman of the Board and the Chief Executive Officer meet new directors in order to give them information on the Corporation's operations. Each new director receives an information booklet that includes the mandate of the Board and all corporate documents related to operations, product pipeline and financial condition.

B.
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge to meet their obligations as directors.

The Board caused the Corporation to obtain a corporate membership in the Institute of Corporate Directors, which membership permits individual directors to avail themselves of continuing education programs sponsored by the Institute. The Board encourages its members to enroll in programs conducted by the Institute and to apply the knowledge gained in the performance of their duties as members of the Board.

5.	ETHICAL BUSINESS CONDUCT

A.	Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code:

(i)	Disclose how a person or company may obtain a copy of the code.
The Corporation has adopted and updated at various points a Code of Ethical Conduct (the "Code"). The Code is attached as Schedule E to this Circular and may be obtained without charge made to the Corporation at its registered office at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, Canada, G1P 4P5, Attention: Investor Relations.

(ii)	Describe how the Board monitors compliance with its code or, if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code.
A copy of the Code was sent to each director, officer and employee when it was initially adopted and such persons also receive copies of the Code as and when it is updated. In addition, each new director, officer or employee also receives a copy of the Code when hired. The Corporation has selected an independent third-party supplier to provide a confidential and anonymous communication channel for reporting concerns about possible violations of the Code as well as financial and/or accounting irregularities or fraud.

(iii)
Provide a cross-reference to any material change report filed since the beginning of the most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Corporation since January 1, 2014 regarding departures from the Code by directors or executive officers.

B.
Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

There is no director or executive officer of the Corporation who has a material interest in any transaction to which the Corporation is a party, other than ordinary course employment agreements. In the case of a material transaction whereby a director or executive officer would have an interest, the Audit Committee or a special committee of independent directors would analyze the situation and, if necessary, an external consultant would be appointed to make a recommendation on the appropriateness of entering into the transaction involving the director or executive officer.

C.	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
On the website of the Corporation, under the section "Investor Relations/Governance", the Corporation indicates its commitment to preserving its reputation for integrity and excellence, and conducting the business and activities of the Corporation honestly and ethically and in compliance with applicable laws, rules and regulations. The Board has delegated to the Audit Committee the responsibility to ensure compliance with the Corporation's culture of ethical business conduct. A mechanism for confidential and anonymous disclosure has been put in place and is also available on the website of the Corporation. In addition, in compliance with the Corporation's policy, the Chair of the Audit Committee reports on a quarterly basis any report or complaints made under the anonymous hotline.

6.	NOMINATION OF DIRECTORS

A.	Describe the process by which the Board identifies new candidates for Board nomination.
The selection of new candidates is made by the Nominating, Governance and Compensation Committee (the "Governance Committee"). This committee establishes the criteria in respect of the complementarity and expertise that each candidate for election to the Board would bring to the Board. Next, the committee recommends to the Board new candidates for approval.

B.	Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If not, describe what steps the Board takes to encourage an objective nomination process.
The Governance Committee is composed entirely of independent directors.

C.	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Governance Committee serves as the Corporation's nominating committee. The responsibilities, powers and operation of this committee are set forth in its mandate, which is attached as Schedule D to this Circular.

7.	COMPENSATION

A.	Describe the process by which the Board determines the compensation for the directors and officers.
The compensation of directors and officers is recommended by the Governance Committee to the Board for approval. Compensation is reviewed annually. In 2013, the Governance Committee engaged a compensation consultant to benchmark compensation of directors and officers against a peer group. See Section 6.1, "Remuneration of Directors" and Section 6.2, "Compensation of Executive Officers" for more details.

B.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If not, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Governance Committee serves as the Board's compensation committee. Each member of the Governance Committee is an independent director.

C.	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Governance Committee serves as the Board's compensation committee. The responsibilities, powers and operation of the Governance Committee are set forth in its mandate, which is attached as Schedule D to this Circular.

D.
If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the Corporation's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.

The Governance Committee did not engage a compensation consultant in 2014. In 2013, the Governance Committee retained James F. Reda and Associates ("Reda") as a compensation consultant to assist the Governance Committee with (i) a review of the Corporation's compensation programs, particularly its executive short-term and long-term incentive programs, and (ii) a review and benchmarking of the remuneration of members of the Board. Reda analyzed the Corporation's past practices and defined a peer group of companies in order to understand the competitive compensation practices and to propose a program designed to deliver both cash and equity compensation components to the Corporation's directors and executive officers. The Corporation's director compensation structure was benchmarked against market compensation data gathered from United States biopharmaceutical organizations of comparable size. The Governance Committee concluded that it was not necessary to engage a compensation consultant during 2014 because the information from the consultant's 2013 study was still reasonably current. See Section 6.2.1.2, "Compensation Consultant" and Section 6.3.3, "Benchmarking" for more information.

8.	OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The Audit Committee and the Governance Committee are the sole standing committees of the Board.

9.	ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If not, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.
The Governance Committee is responsible for assessing the Board as a whole and each individual director, including the Lead Director, on an annual basis. The Chairman of the Board, meets with every Board member on an individual basis. Reports of the findings and recommendations, if any, are then presented to the Board and time is set aside at that meeting for a full and comprehensive discussion regarding the effectiveness of the Board and the committees and any agreed upon improvements are implemented.

10.	TERM LIMITS
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
The Corporation has not adopted term limits for directors because (i) the risk profile of the Corporation makes it more difficult for the Corporation to attract and to retain highly qualified board members than other companies and (ii) the nature of the Corporation's business is highly technical, meaning that knowledge of the Corporation's product pipeline and the development potential thereof takes a considerable time for a director to acquire. The Corporation seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

11.	POLICIES REGARDING THE REPRESENATION OF WOMEN ON THE BOARD

A.	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
The Corporation has not adopted a written policy relating to the identification and nomination of women directors. The Corporate Governance, Nominating and Compensation Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The Committee, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for specialty biopharmaceutical companies. Although the Committee does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

B.
If the issuer has adopted a policy referred to in A., disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Corporation does not have a written policy relating to the identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.
The Governance Committee considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. While not having a formal requirement to consider the level of representation of women on the Board, the Governance Committee nominated and re-nominated a woman for election to the Board based on the Corporation's requirement for a particular set of skills that the Governance Committee found most clearly in a woman candidate.

13.	CONSIDERATON GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reason for not doing so.
The Corporation identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Corporation needs executive officers who have the expertise and the skills necessary for specialty biopharmaceutical companies in the process of transformation from a singular research-and-development focus to a comprehensive commercial focus.

14.	ISSUER'S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
For purposes of this item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.
The Corporation has not adopted a target regarding women on the Board because the Governance Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Corporation has not adopted a target regarding women in executive officer positions because the Corporation's risk profile and lack of resources deprive it of the ability to make appointments on any basis other than finding, often on short notice, the most qualified person who is willing to accept the risks inherent in the Corporation's financial situation.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

A.	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
One member of the Corporation's Board is a woman, representing approximately 14% of the membership of the Board and approximately 17% of the independent directors.

B.	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
None of the Corporation's executive officers are women.

SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

1.	STEWARDSHIP RESPONSIBILITY
The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") is responsible for the stewardship of the Corporation. This role is primarily carried out by the Board's supervision of the management of the Corporation's business and affairs by its senior officers. The functions duties and powers of directors are set out in the Canada Business Corporations Act (the "CBCA"), the Corporation's Articles and By-Laws and within the developing principles of common law. Directors cannot and do not manage the affairs of the Corporation in the literal sense, as such duties are delegated to the Corporation's officers. The function of directors relates more to the supervision of the management rather than to the actual management of the Corporation. Generally, the directors' role is to provide supervision of the management of the Corporation, to approve policies of the Corporation and to be knowledgeable about and approve of the major decisions taken by the Corporation. The Board's role includes advocating and supporting the best interests of the Corporation.
The Board seeks to perform its role by reviewing, discussing and approving the Corporation's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhances and preserves the business of the Corporation and its underlying value. In broad terms, the stewardship of the Corporation involves the Board in strategic planning, risk management and mitigation, senior management appointments, succession planning, communication policy, safety and environmental issues, corporate governance and internal control integrity.

2.	ORGANIZATION, POWERS AND ROLE

a)
General. The Board delegates to the Corporation's senior officers the responsibility for the day-to-day management of the Corporation while providing guidance and direction to such senior officers. The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Corporation's strategic objectives.

b)
Composition. The Board shall be composed of a minimum of five (5) and a maximum of fifteen (15) directors. The Board is to be constituted of a majority of individuals who qualify as independent directors, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed. The composition of the Board should provide an appropriate mix of skills, knowledge, business expertise and experience in the Corporation's areas of activities and an understanding of the industry and the geographical areas in which the Corporation operates.

c)
Appointment. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third (1/3) of the number of directors elected at the last annual meeting of shareholders. The mandate (or term) of each director terminates at the end of the annual shareholders' meeting following that at which he or she was elected.

d)
Chair of the Board. Members of the Board shall elect a Chair from among the directors of the Corporation and the Chair shall preside at all meetings of the Board. In addition, if and for as long as the Chair is not an independent director, the Board should also nominate a Lead Director, if appropriate, from among the independent directors to take on appropriate duties. Management is encouraged to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board. Regularly following meetings of the Board, the directors shall hold meetings at which senior management, including any management director and any non-independent Chair, is not present in order to ensure a free and open discussion between directors. If the Chair is not present at any meeting of the Board, the Lead Director shall preside at the meeting. The Chair of the Board develops the agenda for each meeting of the Board in consultation with the Chief Executive Officer, the Corporate Secretary and the Lead Director (if there is one). The agenda and the appropriate materials are provided to directors of the Corporation on a timely basis prior to any meeting of the Board.

e)
Quorum and Meetings. The quorum at any meeting of the Board is a majority of directors in office and meetings of the Board are held at least quarterly and as required. In addition, at one of the quarterly Board meetings or at a special meeting of the Board held for that purpose, at least once a year, the Board must review the Corporation's strategic plan. Directors may attend all meetings either in person, videoconference or by teleconference; however, directors are expected to attend all board meetings and meetings of committees of which they are members and to review all meeting materials in advance.

f)
Director Compensation. Members of the Board shall receive such remuneration for acting as directors as the Board may from time to time determine. The Corporation's Nominating, Governance and Compensation Committee ("NGCC") shall periodically review all aspects of such remuneration and make recommendations to the Board respecting the same. The Chief Executive Officer shall receive no compensation for acting as a director.

g)
Delegation. The Board may delegate certain responsibilities to Board committees. Such committees shall have a written Board-approved charter, except in the case of special committees of the Board, which may be appointed from time to time. The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Subject to applicable law and to the Corporation's Articles and By-Laws, the Board retains the responsibility for managing its own affairs including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	providing orientation and on-going education for its directors;

iv)	nominating candidates for election to the Board;

v)	appointing committees;

vi)	determining director compensation;

vii)	setting expectations and responsibilities of directors, including attendance at, preparation for and participation in Board and committee meetings;

viii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities;

ix)	determining dividend policies and procedures;

x)	issuing securities, except as authorized by the Board;

xi)	purchasing, redeeming or otherwise acquiring shares of the Corporation;

xii)	making, amending and repealing by-laws of the Corporation;

xiii)	calling the annual meeting of the shareholders of the Corporation;

xiv)	filling any vacancy among directors or in the office of auditor of the Corporation or appointing additional directors; or

xv)	submitting to the shareholders any question or matter requiring the approval of the shareholders.

h)	Retention of consultants. The Board has the authority to retain, at the Corporation's expense, outside advisors and consultants to report directly to the Board of Directors on board-wide issues.

i)
Fiduciary Duties. Considering the special relationship between the directors and the Corporation, which places the directors in a position of trust and control, the common law characterizes the nature of the duties owed by the directors of the Corporation as "fiduciary duties." Generally, a director's fiduciary duty consists of a duty to act honestly and in good faith and with a particular standard of care. The standard of care required of directors and officers is codified in the CBCA, which provides that every director and officer of a corporation in exercising his/her powers and discharging his or her duties shall:

i)	act honestly and in good faith with a view to the best interests of the corporation; and,

ii)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

j)
Conflicts of Interest. If a director faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Chair, or depending on when the matter becomes known, the Board as a whole.

If the Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member's interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.

3.	COMMITTEES OF THE BOARD
In accordance with the Corporation's Articles and By-Laws, as appropriate, the Board should:

a)
elect annually from among its members an Audit Committee, and a Nominating, Governance and Compensation Committee (the "NGCC"), each to be composed of not fewer than three directors. The committees shall each adopt a formal written charter approved by the Board;

b)	appoint for each committee a Chair from among its members;

c)	appoint additional committees as circumstances may warrant; and,

d)	appoint special committees periodically to address certain issues of a more short-term nature.

4.	RESPONSIBILITIES
The Board has the following specific responsibilities:

a)
Strategic Planning and Risk Management. The Board should ensure that a strategic planning process is in place; review and approve the Corporation's long-and short-term strategies, visions and missions and monitor management's success in implementing the strategies. The Board should also approve on at least an annual basis, a strategic business plan, taking into account, among other things, business opportunities and risks of the business. As part of the strategic plan review process, the Board should approve and monitor the implementation of the Corporation's annual business plan and ensure that management puts in place appropriate systems and processes to manage the principal risks with a view to the long-term viability of the Corporation. The Audit Committee should regularly review specific areas of the Corporation's financial functions, including the integrity of the Corporation's internal controls and information systems and the NGCC should review risks related to succession planning. Reports on these reviews should be included as part of the regular review by the whole Board of the Corporation's operating performance.

b)
Independence and Lead Director. To facilitate the functioning of the Board independently of Corporate management and the non-independent directors, the Board may appoint one of its independent directors to act as Lead Director. The Lead Director should consult and meet with any or all of the independent directors, at the discretion of either party, and with or without the attendance of the Chair, and should represent such directors in discussions with the Chair on corporate governance issues and other matters. The Lead Director should also promote best practices and high standards of corporate governance and assist in the process of conducting director evaluations.

c)
Communication and Financial Matters. The Board believes that accurate, timely and regular communication with its shareholders and the investment community is of ultimate importance. The Corporation has a formal disclosure policy, which has been reviewed and approved by the Board. As part of this policy, the Board should review and approve, upon recommendation by the Audit Committee, the general content and the Audit Committee's report on the financial aspects of, the Corporation's Annual Information Form (or the Annual Report on Form 20-F in lieu thereof), Management Proxy Circular, Consolidated Financial Statements, Management's Discussion and Analysis, the Corporation's schedule of authority, prospectuses and any other document required to be disclosed or filed by the Corporation before such documents are publicly disclosed or filed with the appropriate regulatory authorities. In addition, as directed and monitored by the Board, senior management is charged with the responsibility of complying with the Corporation's regulatory disclosure obligations and resounding to inquiries from shareholders, analysts and other interested parties.

d)
Internal Control and Reporting. The integrity of the Corporation's internal control and reporting systems are the primary responsibility of management with oversight review by the Audit Committee, which should meet regularly with both the Corporation's financial and accounting personnel and the Corporation's internal and external auditors to review these matters. The Audit Committee should report to the full Board with respect to any issues that arise out of such discussions.

e)
Corporate Governance. The NGCC's role includes making recommendations to the Board on all matters relating to corporate governance, including the appropriateness of the Corporation's governance structure in view of its position in the targeted marketplace.

f)
New Board Nominees, Board Size and Board Effectiveness. The NGCC is responsible for proposing new board nominees. The subject of the board size should be considered periodically by the Board and on an on-going basis by the NGCC. If a Lead Director is in place, the Lead Director and the NGCC should annually assess the effectiveness of the Board as a whole, the committees of the Board, and the contribution of the individual directors and the results of these assessments should be reported to the Board.

g)	Executive Performance and Compensation. The Board should:

i)
Appoint all officers and monitor and assess the performance of the CEO and executives who report to the CEO, following a review of the recommendations of the NGCC in collaboration with the Lead Director, if any;

ii)
Establish the annual corporate goals and objectives for the CEO; If the Chair is not independent, the Lead Director, in collaboration with the NGCC, should establish the annual corporate goals and objectives for the CEO;

iii)	Approve the compensation, of the CEO and executives who report to the CEO upon recommendation by the NGCC, taking into consideration Board expectations and fixed goals and objectives;

iv)
Ensure that the CEO and senior management create a culture of integrity throughout the Corporation that creates and reinforces good conduct and ethical behavior and discourages inappropriate or excessive risk-taking;

v)
Upon review of the recommendations of the NGCC, approve certain matters relating to all employees, including the Corporation's broad compensation strategy and philosophy, new long-term and short-term benefit programs or material changes to existing programs and stock option and stock grant awards; and

vi)	Provide advice and counsel to the CEO in the execution of the CEO's duties.

h)
Succession Planning. The Board should ensure that effective succession planning programs are in place, including programs to appoint, train, develop and monitor management. The NGCC and the Chair, as well as the Lead Director, if any, should periodically review succession planning, including recommendations with respect to appointment of senior officers, as and when required. The full Board should approve the appointment of senior officers and the NGCC should monitor senior management succession.

i)
Board Compensation. As part of its mandate, the NGCC should periodically review the adequacy and form of compensation of directors, including minimum share ownership requirements, and should make appropriate recommendations to the Board. In making its recommendations, the NGCC should take into account appropriate, comparative market data and the level and form of compensation necessary to attract directors of the caliber and experience required to effectively oversee an organization of the Corporation's current size, complexity and market scope.

j)
Board Orientation and Education. All new members of the Board should be provided with the Board Mandate, detailed information on the Corporation, its charter, history and policies relevant to the Board and its members. The Board should also sponsor, as appropriate, and encourage continuing education of Board members to ensure current knowledge compatible with the business. Regular visits to business sites and meetings with senior management should also be encouraged and arranged to allow directors the opportunity to familiarize themselves with the Corporation's operations and business first-hand.

k)	Position Descriptions. The NGCC should formulate for Board approval position descriptions for the Chair, the Lead Director, the CEO and the Chair of each Board committee.

l)
Confidentiality. The Board should monitor management's enforcement of policies respecting confidential treatment of the Corporation's proprietary information and the confidentiality Board deliberations.

m)
Code of Conduct. The Board should ensure a written Code of Conduct (the "Code") has been adopted by the Corporation, which is applicable to all directors, officers and employees. The Code constitutes written standards that are intended and reasonably designed to promote integrity, ethics and honesty and deter wrongdoing. In particular, the Code should address conflicts of interest, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with security holders, customers, suppliers, competitors and employees; compliance with laws, rules and regulations, and reporting of any illegal or unethical behavior. The Board should also monitor the Corporation's compliance with all significant policies and procedures by which the Corporation is operated, including the Code.

5.	GENERAL
The Board shall periodically review and assess the adequacy of this Mandate and revise it as it deems appropriate. The performance of the Board should be periodically evaluated with reference to this Mandate. This Mandate should be disclosed on the Corporation's website and elsewhere in accordance with all applicable regulatory requirements.
The Board's role is an oversight role and nothing in this Mandate is intended to require the Board to ensure the Corporation's or any other person's compliance with applicable laws and regulations. The Board is not, and shall not be deemed to be, an agent of the Corporation's security holders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation, or other liability whatsoever.

Adopted and approved by the Board of Directors on February 28, 2006 and amended by the Board of Directors on March 4, 2008 and amended and restated on December 4, 2014.

SCHEDULE C

AUDIT COMMITTEE CHARTER

1.	MISSION STATEMENT
The Audit Committee (the "Committee") of Aeterna Zentaris Inc. (the "Corporation") will assist the Board of Directors in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control, the audit process, and the Corporation's process for monitoring compliance with laws and regulations and with the Code of Ethical Conduct. In performing its duties, the Committee will maintain effective working relationships with the Board of Directors, management, and the external auditors. To effectively perform his or her role, each Committee member will obtain an understanding of the detailed responsibilities of Committee membership as well as the Corporation's business, operations, and risks.
The function of the Committee is oversight and while it has the responsibilities and powers set forth in this charter, it is neither the duty of the Committee to plan or to conduct audits or to determine that the Corporation's financial statements are complete, accurate and in accordance with generally accepted accounting principles, nor to maintain internal controls and procedures.

2.	POWERS
The Board authorizes the Committee, within the scope of its responsibilities, to:

•	Perform activities within the scope of its charter.

•	Engage independent counsel and other advisers as it deems necessary to carry out its duties.

•	Set and pay the compensation for any advisors it employs.

•	Ensure the attendance of officers and/or other key employees having a finance or accounting function at meetings as appropriate.

•	Have unrestricted access to members of management, employees and relevant information.

•	Communicate directly with the internal and external auditors.

3.	COMPOSITION

•
The Committee shall be formed of at least three members, each of which shall qualify as an independent director, as determined by the Board in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.

•	Each member shall provide a useful contribution to the Committee.

•	All members must be financially literate as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed.

•
In addition, for as long as the Corporation's securities are listed on the Nasdaq Stock Market, at least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication.

•	The chairperson of the Committee shall be appointed by the Board from time to time.

•	The term of the mandate of each member shall be one year.

•	The quorum requirement for any meeting shall be two members.

•	The secretary of the Committee shall be the secretary of the Corporation or any other individual appointed by the Board.

4.	MEETINGS

•	If deemed necessary, the Committee may invite other individuals.

•	External auditors shall be invited, if needed, to make presentations to the Committee.

•	The Committee shall meet at least four times a year. Special meetings may be held if needed. If deemed necessary, external auditors may invite members to attend any meeting.

•	The Committee will meet with the external auditors at least once a year without management presence.

•	The minutes of each meeting shall be recorded.

5.	ROLE AND RESPONSIBILITIES

A.	Financial Information

i.	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

ii.	Ask management and external auditors about significant risks and exposures and the plans to minimize such risks.

iii.
Review the unaudited interim financial statements, the audited annual financial statements in addition to any documents which accompany such financial statements, such as the report of the external auditors, and obtain an explanation from management of all material variances between comparative reporting periods, prior to filing or disclosure. Without restricting the generality of the foregoing, the Committee shall discuss with management and the external auditors to the extent required, any issues and disclosure requirements regarding (a) the use of "pro forma" or "adjusted" non-GAAP/non-IFRS information, (b) any off balance sheet arrangements, and (c) any going concern qualification. Determine whether they are complete and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles and recommend their approval to the Board of Directors.

iv.
Review and recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including Management's Discussion and Analysis of financial condition and results of operations, all sections of the Annual Report on Form 20-F, quarterly reports and press releases concerning annual and interim financial results, and consider whether the information is adequate and consistent with members' knowledge about the Corporation and its operations and financial position.

v.
Be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in the two preceding paragraphs, and periodically assess the adequacy of those procedures.

vi.
Review the compliance of the President and Chief Executive Officer and of the Chief Financial Officer certification letter on the Corporation's controls and procedures disclosure of information and the attestation by management of the financial reports.

vii.	Pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures.

viii.
Focus on judgmental areas such as those involving valuation of assets and liabilities including, for example, the accounting for and disclosure of: obsolete or slow-moving inventory; loan losses; warranty, product, and environmental liability; litigation reserves and other commitments and contingencies.

ix.	Meet with management and the external auditors to review the financial statements and the results of the audit.

x.	Consider management's handling of proposed audit adjustments identified by the external auditors.

xi.	Ensure that the external auditors communicate certain required matters to the Committee.

xii.
Be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information, and whether that review is performed on a pre- or post-issuance basis.

xiii.
Meet with management and, if a pre-issuance review was completed, with the external auditors, either by telephone or in person, to review the interim financial statements and the results of the review.

xiv.	To gain insight into the fairness of the interim financial statements and disclosures, obtain explanations from management on whether.

•	Actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

•	Changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation's operations and financing practices;

•	International Financial Reporting Standards (Generally accepted accounting principles) have been (consistently) applied;

•	There are any actual or proposed changes in accounting or financial reporting practices;

•	There are any significant or unusual events or transactions;

•	The Corporation's financial and operating controls are functioning effectively;

•	The Corporation has complied with the terms and conditions of loan agreements or security indentures; and

•	The interim financial statements contain adequate and appropriate disclosures.

xv.	Ensure that the external auditors communicate certain required matters to the Committee.

B.	External Audit

i.	Review the professional qualification of the auditors (including background and experience of partner and auditing personnel).

ii.	Consider and make any necessary determinations with respect to the independence of the external auditor and any potential conflicts of interest.

iii.	Review on an annual basis the performance of the external auditors and make recommendations to the Board for their compensation, their appointment, retention and termination of their appointment.

iv.	Perform a comprehensive review of the external auditors at least once every five years.

v.	Oversee the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

vi.	Require the external auditors to report directly to the Committee and make sure to receive periodic reports from the external auditors.

vii.
Review and approve the external auditors' scope and plan of the annual audit, as well as the approach for the current year in light of the Corporation's present circumstances and changes in regulatory and other requirements.

viii.
Annually, or more frequently as may be required, consult with the external auditors, without the presence of management, as to internal controls, the fullness and accuracy of the financial statements, any significant difficulties encountered during the course of the audit or access to required information, the quality of financial personnel, the level of co-operation received from management any unresolved material differences of opinion or disputes.

ix.	Discuss with the external auditor the appropriateness of the accounting policies applied in the Corporation's financial reports and whether they are considered as aggressive, balanced or conservative.

x.
Approve all audit engagement fees and terms as well as reviewing policies for the provision of non-audit services by the external auditors and, when required, the framework for pre-approval of such services.

xi.
Pre-approve all audit, audit-related and non-audit services to be provided to the Corporation or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws (or delegate such pre-approval if and to the extent permitted by law), and consider the potential impact of such services on the independence of the external auditors, provided that the external auditors may not be retained by the Corporation to perform specifically listed categories of non-audit services as set forth by the SEC.

xii.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

xiii.
Review post-audit or management letters, containing recommendations of the external auditors and management's response, including the evaluation by the external auditors of the adequacy and effectiveness of management's internal control systems and procedures for financial reporting, and management's responses to any identified weaknesses.

xiv.	Review any other material written communication provided by the external auditors to the Corporation's management and submitted to the Committee.

C.	Internal Control

i.
Evaluate whether management is setting the appropriate tone at the top by communicating the importance of internal controls and ensuring that all individuals possess an understanding of their roles and responsibilities.

ii.
Understand the controls and processes implemented by management to ensure that the financial statements derive from the underlying financial systems, comply with relevant standards and requirements, and are subject to appropriate management review.

iii.
Discuss with the external auditors and management, the adequacy and effectiveness in the design and operation of the disclosure controls and internal controls of the Corporation and make recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.

iv.	Satisfy itself as to the adequacy of the Corporation's review procedures regarding disclosure of other financial information.

v.	Gain an understanding of the current areas of financial risk and how these are being handled by the management.

vi.
Focus on the extent to which management reviews computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown.

vii.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

viii.	Ensure that the external auditors keep the Committee informed about fraud, illegal acts, deficiencies in internal control, and any other matter deemed appropriate.

ix.
Monitor and supervise procedures for (1) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (2) for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

D.	Corporate governance

i.
Review the effectiveness of the system for monitoring compliance with laws and regulations and the results of management's investigation and follow-up (including disciplinary action) on any fraudulent acts or accounting irregularities.

ii.	Periodically obtain updates from management, general counsel, and tax director regarding compliance.

iii.	Be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements.

iv.	Review the findings of any examinations by regulatory agencies.

v.	Ensure that a Code of Ethical Conduct is formalized in writing and that all employees are aware of it.

vi.
Review periodically, in consultation with the Nominating, Governance and Compensation Committee and the Board of Directors, the content of the Code of Ethical Conduct and make sure employees are informed of amendments.

vii.	Evaluate whether management is setting the appropriate tone at the top by communicating the importance of the Code of Ethical Conduct and the guidelines for acceptable business practices.

viii.	Review the program for monitoring compliance with the Code of Ethical Conduct.

ix.	Periodically obtain updates from management and general counsel regarding compliance.

E.	Other Responsibilities

i.	Meet with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

ii.	Ensure that significant findings and recommendations made by the external auditors are received and discussed on a timely basis.

iii.	Review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

iv.	Review the policies and procedures in effect for considering officers' expenses and perquisites.

v.	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist.

vi.	Perform other oversight functions as requested by the full Board.

vii.	Regularly update the Board of Directors about Committee activities and make appropriate recommendations.

viii.	Ensure the Board is aware of matters that may significantly impact on the financial condition or affairs of the business.

ix.
Prepare any reports required by law or standards of the stock exchanges on which the Corporation's securities are listed or requested by the Board, for example a report on the Committee's activities and duties to be included in the section on corporate governance in the Annual Report on Form 20-F.

x.
Prepare and review with the Board, in the manner the Committee deems appropriate, an annual performance evaluation of the Committee and its members, comparing its performance with the requirements of this charter.

xi.	Review and update the Committee charter annually.

xii.	Discuss any changes required to be made to this charter with the Board and ensure the charter and any such changes are approved by the Board.

Adopted and approved by the Board of Directors on May 5, 2000, and amended by the Board of Directors on each of February 26, 2004, February 28, 2006, March 4, 2008, March 10, 2009, March 23, 2010 and amended and restated on November 4, 2014.

SCHEDULE D

MANDATE OF THE NOMINATING, GOVERNANCE AND COMPENSATION COMMITTEE

The Nominating, Governance and Compensation Committee (the "Governance Committee") of Aeterna Zentaris Inc. (the "Corporation") is a committee of the Board of Directors of the Corporation (the "Board") which assists the Board in developing the Corporation's approach to corporate governance issues, proposes individuals qualified to become Board members, consistent with criteria approved by the Board; oversees the assessment of the effectiveness of the Board and its committees, their respective chairs and individual directors; develops and recommends to the Board a set of corporate governance principles applicable to the Corporation; and, plays a leadership role in the Corporation's corporate governance. This committee also assists the Board in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning.
1.    COMPOSITION OF THE COMMITTEE AND OPERATION
The Governance Committee shall have at least three (3) members, each of whom shall meet the independence requirements of the applicable securities laws and standards of the stock exchanges on which the Corporation's securities are listed. Members of the Governance Committee shall possess the experience, knowledge and skills to suitably serve on the Committee. The Board, after due consideration of the recommendation of the Governance Committee, shall appoint the members of the Governance Committee. The chair of the Governance Committee shall be elected by the independent directors of the Board. The term of the mandate of each member shall be generally one year. The Governance Committee shall meet as often as may be deemed necessary or appropriate in its judgment, but no less than four (4) times each year, either in person or telephonically. The quorum at any meeting is a majority of its members.
The Chair of the Governance Committee shall develop the agenda for each meeting of the Governance Committee in consultation with the Chairman of the Board, the Lead Director (if there is one) and the Corporate Secretary. The agenda and the appropriate materials shall be provided to members on a timely basis prior to any meeting. The Chair of the Governance Committee shall make regular reports to the Board with respect to its activities.
The Governance Committee shall review its mandate from time to time as appropriate and report to the Board on its adequacy. In addition, it annually assesses both its own performance as well as that of its members.
2.    AUTHORITY
The Governance Committee has authority to take appropriate actions necessary to discharge its responsibilities. Such authority includes, but is not limited to, the power to:

a)
Retain outside counsel, accountants, outside advisors, consultants, or others to assist in the conduct of an investigation, or as it determines appropriate, to advise or assist in the performance of its functions. The Governance Committee, or its chair shall pre-approve all services provided to the Corporation at the request of management by any compensation consultant or advisor, or any of its affiliates, retained to assist the Governance Committee in determining compensation for any of the Corporation's directors or executive officers. The Governance Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms;

b)	Seek any information it requires from employees or external parties. Employees and external parties will be directed to cooperate and comply with the Governance Committee's requests; and

c)	Meet with the senior internal auditor, company officers, external auditors, or outside counsel, as necessary.
3.    RESPONSIBILITIES
Among its specific responsibilities, the Governance Committee shall:

1.	Establish criteria and qualifications for Board membership, including standards for assessing independence. These criteria and qualifications shall include, among other things:

a)	The highest ethical standards and integrity;

b)	A willingness to act on and be accountable for Board decisions;

c)	An ability to provide wise, informed, and thoughtful counsel to top management on a range of issues;

d)	A history of achievement that reflects superior standards for director candidate and others;

e)	Loyalty and commitment to driving the success of the Corporation;

f)	An ability to take tough positions while at the same time working as a team player; and

g)	A background that provides a portfolio of experience and knowledge commensurate with the Corporation's needs.

2.
Identify and consider candidates, including those recommended by shareholders and others, to fill positions on the Board, and assess the contributions and independence of incumbent directors in determining whether to recommend them for re-election to the Board.

3.
Recommend to the Board candidates for election or re-election at each annual meeting of shareholders and, if the Governance Committee deems appropriate, for appointment of additional directors between annual meetings of shareholders.

4.
Recommend to the Board candidates for appointment to the Audit Committee and its committee chair and consider periodic rotation of committee members. The full Board shall select candidates for appointment to the Governance Committee.

5.
Annually review the Corporation's corporate governance processes, and its governance principles, including such issues as the Board's organization, membership terms, size, composition, and the structure and frequency of Board meetings, and recommend appropriate changes to the Board to ensure effectiveness of decision making.

6.	Consider questions of possible conflicts of interest of Board members and senior executives, in collaboration with the Audit Committee, and initiate appropriate action to address any such conflicts.

7.	Make recommendations to the Board regarding resignations of directors in accordance with applicable policies of the Corporation.

8.	Establish compensation for directors and, as timely required, review the compensation schedule for appropriate competitiveness and make recommendations for revisions to the Board when necessary.

9.	Review annually with the Chairman/CEO the performance of the Corporation's senior executives and recommend to the Board their appropriate, market competitive, total direct and indirect compensation.

10.
In collaboration with the Chairman, or the Lead Director if the Chairman of the Board is not independent, annually review, establish and recommend to the Board the objectives to be achieved by the CEO and recommend to the Board the appropriate compensation for the CEO as measured by achievement of the objectives for the applicable period.

11.	Oversee risk identification and management in relation to executive compensation policies and practices and review the disclosure in this respect.

12.
Review periodically with the Chairman/CEO and the Board, the succession plan, and its effectiveness, relating to positions held by senior executives, including the CEO, and make recommendations to the Board regarding the recruitment, selection and retention of individuals to fill these positions.

13.	Oversee the orientation of new directors and continuing education of directors.

14.	Recommend for Board approval a code of conduct for Board directors, review such code annually and recommend revisions thereto as appropriate.

15.
Monitor the functions of the Board and its committees, as set forth in their respective mandates, and coordinate and collaborate with the Lead Director, if any, to oversee the annual self-assessments of the performance and procedures of the Board and each of its committees. At a minimum, the self-assessment will solicit feedback from the directors about:

a)	Overall effectiveness;

b)	Composition and structure;

c)	Culture;

d)	Focus;

e)	Information and resources; and

f)	Process.
Feedback from this annual, self-assessment process will be provided to Board members, as appropriate.

16.	Oversee and recommend for Board approval any material change to the organizational structure of the Corporation.

17.	Review and approve directors' and officers' liability insurance coverage.

18.
Oversee, recommend, advise, ensure and confirm that the Corporation has deployed appropriate human resources policies, procedures and processes are in place with respect to recruitment, retention, workplace conduct, including rules, requirements and guidelines, disclosure (including use of privileged information and "blackout" periods), training, development, disciplinary actions, career pathways, terminations and related policies that create a positive workplace environment and a functional culture focused on achieving business strategy and objectives.

19.
Oversee, recommend, advise, ensure and confirm that the Corporation deploys an appropriate code of conduct that engenders an ethical culture based on values, principles, integrity and honesty, including a functional system for reporting misconduct, violations of laws, rules or regulations or seeking advice and guidance.

20.
In collaboration with management, review the structure and governance of the Corporation's welfare benefits, defined and/or non-qualified retirement or pensions benefit plans, long- and short-term compensation plans, direct and indirect compensation plans, incentive, bonus and awards plans, security-based compensation plans and the like for executive and non-executive employees and make appropriate recommendations to the Board with respect thereto.

21.	In consultation with the Board, approve stock option and stock grant awards.

22.
Review the annual statement of corporate governance practices for inclusion within the Corporation's Management Proxy or Information Circular and/or Annual Information Form/Annual Report on Form 20-F, in accordance with applicable rules and regulations.

23.
Review corporate governance guidelines applicable to the Corporation, recommend to the Board any revision(s) thereto, monitor and oversee the disclosure of the Corporation's corporate governance structures, procedures and practices, including relevant decisions requiring Board approval and, where appropriate, measures for receiving shareholder feedback, in accordance with applicable rules, regulations and standard industry practices.

24.
Assess annually the performance of the Board, its Lead Director, if any, individual directors, the Board committees and their respective chairs, including measurement by any applicable committee mandate, and report its findings to the Board.

25.	Review periodically the mandates of the Board and its committees and recommend any proposed changes to the Board.

26.
Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Governance Committee.

Adopted and approved by the Board of Directors on February 28, 2006 and amended on March 10, 2009, March 23, 2010, March 27, 2012 and amended and restated on August 7, 2014.

SCHEDULE E

CODE OF BUSINESS CONDUCT AND ETHICS
FOR MEMBERS OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") has adopted the following Code of Business Conduct and Ethics (the "Code") for directors of the Corporation. This Code is intended to focus the Board and each director on areas of ethical risk; provide guidance to directors to help them recognize and deal with ethical issues; provide mechanisms to report unethical conduct; and help foster a culture of honesty and accountability.
Each director must comply with the letter and spirit of this Code.
No code or policy can anticipate every situation that may arise, or replace the thoughtful behavior of an ethical director. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Nominating, Governance and Compensation Committee (the "NGC").
Directors who also serve as officers of the Corporation should read this Code in conjunction with the Corporation's Code of Ethical Conduct.
A.    CONFLICT OF INTEREST:
Generally, a conflict of interest exists when one has divided loyalties; that is, when one has a direct or indirect personal interest in a transaction or matter that affects, or reasonably appears to affect, the judgment that one exercises on behalf of the Corporation or in the discharge of director duties.
Directors must avoid any conflicts of interest, or the appearance thereof, between the director and the Corporation. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Corporation, should be disclosed promptly to the Chair of the NGC. A "conflict of interest" can occur when a director's personal interest is adverse to, or may appear to be adverse to, the interests of the Corporation as a whole. A director, or member of his/her immediate family as defined by the National Association of Securities Dealers Automated Quotations (the "NASDAQ"), NASDAQ1 Rules of Fair Practice defines immediate family to include one's spouses, parents, brothers, sisters, children, relatives supported financially, father-in-law, mother-in-law, sister-in-law and brother-in-law, who receives improper personal benefits as a result of his/her position as director of the Corporation is deemed to be in a conflict of interest.
More common conflicts which directors should avoid include:

a.
Relationship of Corporation with Third Parties. Directors may not receive a personal benefit from a person or a firm that is seeking to do business or to retain business with the Corporation. A director shall recuse him/herself from any Corporate Board decision involving another firm or company with which the director is affiliated.

b.	Compensation from Non-Corporate Sources. Directors may not accept compensation in any form for services performed for the Corporation from any source other than the Corporation.

c.
Gifts. Directors may not offer, give or receive gifts or other items of value from persons or entities who deal or seek to deal with the Corporation in those cases where any such gift has the purpose or effect of influencing (or could be perceived as influencing) the directors' actions as members of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

d.
Personal Use of Corporate Assets. Directors may not use corporate assets, labor or information for personal use unless approved by the Chair of the NGC or as part of a compensation or expense reimbursement program available to all directors.

_______________________

[1]
NASDAQ Rules of Fair Practice defines immediate family to include one's spouses, parents, brothers, sisters, children, relatives supported financially, father-in-law, mother-in-law, sister-in-law and brother-in-law.

B.    CORPORATE OPPORTUNITIES:
Directors are prohibited from:

a.
Personal Advantage from Corporate Opportunities. Taking for themselves or companies with which they are affiliated opportunities that are discovered through the use of corporate property, corporate information or position as a director;

b.	Use of Corporate Property. Using the Corporation's property or information for personal gain; or

c.
Competing with the Corporation. Competing with the Corporation for business opportunities. However, if the Corporation's disinterested directors determine that the Corporation will not pursue an opportunity that relates to the Corporation's business, a director may then do so.

C.    CONFIDENTIALITY:
Directors must maintain the confidentiality of information entrusted to them by the Corporation and any other confidential information about the Corporation that comes to them, from whatever source, in their capacity as a director, or otherwise, except when disclosure is authorized or legally mandated. For purposes of this Code, "confidential information" shall include all non-public information relating to the Corporation.
D.    COMPLIANCE WITH LAWS, RULES AND REGULATIONS: FAIR DEALING:
Directors must comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Corporation, including insider trading laws.
Directors must deal fairly, and must oversee fair dealing by employees and officers, with the Corporation's customers, suppliers, competitors and employees.
E.    ENCOURAGE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR:
Directors should promote ethical behavior and take steps to ensure that the Corporation:

a.	Encourages employees to speak with supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation;

b.
Encourages employees to report good faith belief of, or observed, ethical misconduct, violations of laws, rules, regulations or the Corporation's Code of Ethical Conduct to appropriate personnel or through the Corporation's external reporting structure; and

c.	Informs employees that the Corporation will not permit, and will protect employees from, retaliation for reporting concerns.
F.    COMPLIANCE STANDARDS:
Directors should communicate any good-faith beliefs of violations of this Code promptly to either the Board Chair, the Lead Director, if any, the Chair of the Audit Committee or the Chair of the Nominating, Governance and Compensation Committee.
If a Board member faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Board Chair, or depending on when the matter becomes known, the Board as a whole. If the Board Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Board Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member's interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.
Reports of suspected violations will be investigated by the Board or by persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.

G.    WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS:
Any waiver of this Code may be made only by the Board or a Committee of the Board.

Adopted and approved by the Board of Directors on August 7, 2014 and amended by the Board of Directors on December 4, 2014.

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec, Québec, Canada T 418-652-8525 F 418-948-9191
www.aezsinc.com

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